Pre-Effective Amendment No. 3
     As filed with the Securities and Exchange Commission on August 29, 1997


                                                     Registration Nos. 333-21975
                                                                       811-08057
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       |_|
                         PRE-EFFECTIVE AMENDMENT No. 3                     |X|


                                       and


        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    |_|
                          PRE-EFFECTIVE AMENDMENT No. 3                    |X|
                        (Check appropriate box or boxes)


                              --------------------

                         THE GUARDIAN SEPARATE ACCOUNT E
               (Exact Name of Registrant as Specified in Charter)

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                               (Name of Depositor)

                 201 Park Avenue South, New York, New York 10003
                    (Address of Principal Executive Offices)
                  Depositor's Telephone Number: (212) 598-8259

               RICHARD T. POTTER, JR., Vice President and Counsel
                 The Guardian Insurance & Annuity Company, Inc.
                              201 Park Avenue South
                            New York, New York 10003
                     (Name and address of agent for service)

                                    Copy to:
                              STEPHEN E. ROTH, ESQ.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                              --------------------

                  Approximate date of proposed public offering

 As soon as practicable after the effective date of this Registration Statement

                                  ------------

      It is proposed that this filing will be effective (check appropriate box):
           |_|   immediately upon filing pursuant to paragraph (b) of Rule 485
           |_|   on September 2, 1997 pursuant to paragraph (b) of Rule 485
           |_|   60 days after filing pursuant to paragraph (a)(1) of Rule 485
           |_|   on (date) pursuant to paragraph (a)(1) of Rule 485
           |_|   75 days after filing pursuant to paragraph (a)(2) of Rule 485
           |_|   on (date) pursuant to paragraph (a)(2) of Rule 485.


      If appropriate, check the following box:
           |_| This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                            ------------------------

The Registrant has registered an indefinite number of its securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

                                  ------------


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                         THE GUARDIAN SEPARATE ACCOUNT E

                        Cross Reference Sheet to Items In
                       Registration Statement on Form N-4

Form N-4 Item No.                                                                       Location
Part A
Item  1.    Cover Page.............................................................     Cover
Item  2.    Definitions............................................................     Glossary of Special Terms Used in This
                                                                                          Prospectus
Item  3.    Synopsis...............................................................     Summary of the Contracts; Expense Table
Item  4.    Condensed Financial Information........................................     Condensed Financial Information;
                                                                                          Performance Results
Item  5.    General Description of Registrant, Depositor and Portfolio
              Companies ...........................................................     Descriptions of GIAC and the Separate
                                                                                          Account; Descriptions of the Variable
                                                                                          Investment Options; Description of the
                                                                                          Fixed-Rate Option; Voting Rights
Item  6.    Deductions.............................................................     Charges and Deductions; Distribution of
                                                                                          the Contracts
Item  7.    General Description of Variable Annuity Contracts......................     Description of the Contracts
Item  8.    Annuity Period.........................................................     Annuity Period
Item  9.    Death Benefit..........................................................     Death Benefits Prior to the Annuity
                                                                                          Commencement Date; Accumulation Period;
                                                                                          Annuity Period
Item 10.    Purchases and Contract Value...........................................     Description of the Contracts
Item 11.    Redemptions............................................................     Surrenders and Partial Withdrawals
Item 12.    Taxes..................................................................     Federal Tax Matters
Item 13.    Legal Proceedings......................................................     Legal Proceedings
Item 14.    Table of Contents of the Statement of Additional Information...........     Additional Information

Part B
Item 15.    Cover Page.............................................................     Cover Page
Item 16.    Table of Contents......................................................     Table of Contents
Item 17.    General Information and History........................................     Not Applicable
Item 18.    Services...............................................................     Services to the Separate Account
Item 19.    Purchase of Securities Being Offered...................................     Valuation of Assets of the Separate
                                                                                          Account; Transferability Restrictions
Item 20.    Underwriters...........................................................     Services to the Separate Account
Item 21.    Calculation of Performance Data........................................     Performance Data
Item 22.    Annuity Payments.......................................................     Annuity Payments
Item 23.    Financial Statements...................................................     Financial Statements

Part C
Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                                                                      PROSPECTUS
                                                               September 2, 1997

         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
                                    CONTRACT
                      Issued Through Separate Account E of

                 The Guardian Insurance & Annuity Company, Inc.

     The Individual Flexible Premium Deferred Variable Annuity Contract ("Contract") described in this Prospectus is issued by The Guardian Insurance & Annuity Company, Inc. ("GIAC"), and is designed to provide annuity benefits under retirement programs entitled to Federal income tax benefits for individual purchasers and other retirement plans which do not qualify for Federal tax benefits under the Internal Revenue Code of 1986, as amended (the "Code").

     The Contract described in this Prospectus is a Flexible Premium Payment Contract. There is a minimum initial premium payment of $500. Annuity payments will commence under one of the Annuity Payout Options provided in the Contract on the Annuity Commencement Date selected by the Contractowner. The Contract provides for a minimum pre-annuitization death benefit. Additionally, Contractowners have the option of choosing an enhanced minimum pre-annuitization death benefit.

     Net premium payments for the Contracts may be allocated in up to six of the allocation options underlying the Contract. Contract values will accumulate on either a variable or fixed basis, depending on the options selected. These options currently consist of the following: (1) shares of The Guardian Stock Fund, The Guardian Bond Fund, The Guardian Cash Fund, The Guardian Small Cap Stock Fund, Baillie Gifford International Fund, Baillie Gifford Emerging Markets Fund, Value Line Centurion Fund, Value Line Strategic Asset Management Trust, Gabelli Capital Asset Fund and MFS Growth With Income Series (collectively referred to as the "Funds" or the "Variable Investment Options") and (2) the Fixed-Rate Option. Net premium payments and Contract values allocated to any of the Variable Investment Options will vary in accordance with the investment performance of such Variable Investment Options. Net premium payments and Contract values allocated to the Fixed-Rate Option will accumulate on a fixed basis. The Contractowner bears the investment risk of growth or loss under the Contract, except to the extent that amounts are allocated to the Fixed-Rate Option.

     This Prospectus sets forth the information that a prospective Contractowner should know before investing. A Statement of Additional Information concerning the Contracts and The Guardian Separate Account E (the "Separate Account") is available for free by writing to GIAC at its Customer Service Office, P.O. Box 26210, Lehigh Valley, Pennsylvania 18002 or by calling 1-800-221-3253. The Statement of Additional Information, which is also dated September 2, 1997, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents for the Statement of Additional Information appears at the end of this Prospectus.

------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE FOLLOWING VARIABLE INVESTMENT OPTIONS: THE GUARDIAN STOCK FUND, THE GUARDIAN BOND FUND, THE GUARDIAN CASH FUND, THE GUARDIAN SMALL CAP STOCK FUND, BAILLIE GIFFORD INTERNATIONAL FUND, BAILLIE GIFFORD EMERGING MARKETS FUND, VALUE LINE STRATEGIC ASSET MANAGEMENT TRUST, VALUE LINE CENTURION FUND, GABELLI CAPITAL ASSET FUND AND MFS GROWTH WITH INCOME SERIES.

      PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.

                         TABLE OF CONTENTS OF PROSPECTUS

                                                                            Page

Glossary of Special Terms Used in this Prospectus                             3
Summary of the Contract                                                       4
Expense Table                                                                 5
Descriptions of GIAC and the Separate Account                                 7
Descriptions of the Variable Investment Options                               8
Description of the Fixed-Rate Option                                         10
Description of the Contract                                                  11
     General Information                                                     11
     Purchasing a Contract                                                   11
     Charges and Deductions                                                  11
     Death Benefits Prior to the Annuity Commencement Date                   13
     Accumulation Period                                                     14
     Annuity Period                                                          15
     Transfers of Contract Values                                            17
     Surrenders and Partial Withdrawals                                      18
     Other Important Contract Information                                    18
Performance Results                                                          20
Federal Tax Matters                                                          21
Voting Rights                                                                25
Distribution of the Contract                                                 25
Right to Cancel the Contract                                                 26
Legal Proceedings                                                            26
Additional Information                                                       26

                The Contract may not be available in all states.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUSES FOR THE VARIABLE INVESTMENT OPTIONS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulation Period: The period between the issue date of the Contract and the Annuity Commencement Date.

Accumulation Unit: A unit of measure used to determine the value of a Contractowner's interest under the Contract before the Annuity Commencement Date. The Contract has two types of Accumulation Units: Variable Accumulation Units and Fixed Accumulation Units.

Accumulation Value: The value of all the Accumulation Units in the Separate Account and/or the Fixed-Rate Option which are credited to a Contract.

Annuitant: The person upon whose life the Annuity Payments are based and upon whose death, prior to the Annuity Commencement Date, benefits under the Contract are paid.

Annuity: A series of periodic payments made for the lifetime of the Annuitant, with or without payments certain for a fixed period, or for the joint lifetimes of the Annuitant and another person and thereafter during the lifetime of the survivor.

Annuity Commencement Date: The date on which Annuity Payments under the Contract commence.

Annuity Payments: Periodic payments, either variable or fixed in nature, made by GIAC to the Contractowner at regular intervals after the Annuity Commencement Date.

Annuity Unit: A unit of measure used to determine the amount of any variable Annuity Payment.

Beneficiary: The person to whom benefits may be paid upon the Contractowner's or the Annuitant's death. In the event a Beneficiary is not designated, the Contractowner or the estate of the Contractowner is the Beneficiary.

Contract Anniversary Date: The annual anniversary measured from the issue date of the Contract.

Contractowner: The person(s) or entity designated as the owner in the Contract.

Fixed-Rate Option: A deposit option to which Contractowners may allocate Net Premium Payments and Accumulation Values for investment in the general account of GIAC. GIAC guarantees that the amount deposited will not decline in value and that interest will be added at a guaranteed rate declared periodically in advance.

Funds: The ten diversified open-end management investment companies or series thereof underlying the Contracts. Contractowners may allocate Net Premium Payments and Accumulation Values to the Funds through the corresponding Investment Divisions of the Separate Account. The Funds are: The Guardian Stock Fund, The Guardian Bond Fund, The Guardian Cash Fund, The Guardian Small Cap Stock Fund, Baillie Gifford International Fund, Baillie Gifford Emerging Markets Fund, Value Line Strategic Asset Management Trust, Value Line Centurion Fund, Gabelli Capital Asset Fund and MFS Growth With Income Series.

Good Order: Notice from any party authorized to initiate a transaction under this Contract, received in a format satisfactory to GIAC at its Customer Service Office, that contains all information required by GIAC to process that transaction.

Investment Division: A division of the Separate Account, the assets of which consist solely of shares of the corresponding Fund. Each Investment Division is further divided into two subdivisions: one for funding Contracts with the standard death benefit and the other for funding Contracts that have elected the Enhanced Death Benefit Rider.

Net Premium Payment: A purchase payment or premium paid by the Contractowner to GIAC in accordance with the Contract, less any applicable annuity taxes. The Net Premium Payment is credited to the Investment Divisions of the Separate Account and/or the Fixed-Rate Option, as selected by the Contractowner.

Surrender Value: The amount payable to the Contractowner or other payee upon termination of the Contract, other than by the Annuitant's or Contractowner's death.

Valuation Period: The period of time from one determination of Accumulation Unit and Annuity Unit values to the next subsequent determination of these values.

Variable Annuity: An Annuity providing for payments that vary in amount to reflect the investment experience of the Variable Investment Options selected by the Contractowner.

Variable Investment Options: The Funds constitute the Variable Investment Options (as distinguished from the Fixed-Rate Option) available under the Contract for allocations of Net Premium Payments and Accumulation Values.

                             SUMMARY OF THE CONTRACT

     The Contract described in this Prospectus is designed to provide annuity benefits pursuant to the Annuity Payout Option selected and the retirement plan, if any, under which a Contract has been issued. The Contract provides several underlying allocation options among which the Contractowner may select to pursue his or her investment objectives. If the Contractowner selects an Annuity Payout Option that provides for monthly payments during the lifetime of the Annuitant, GIAC promises to make Annuity Payments continuously for the life of the Annuitant under the Contract even if such Annuitant outlives the life expectancy used in computing the Annuity. While GIAC is obligated to make Annuity Payments regardless of the longevity of the Annuitant, the amount of variable Annuity Payments is not guaranteed. With respect to amounts attributable to the Variable Investment Options, no assurance can be given that the value of the Contract during the Accumulation Period, or the aggregate amount of Annuity Payments made under the Contract, will equal or exceed the Net Premium Payments allocated to the Variable Investment Options.

     GIAC provides for variable and fixed accumulations and benefits under the Contract by crediting the Net Premium Payments to as many as six of the Variable Investment Options or five Variable Investment Options and the Fixed-Rate Option, as selected by the Contractowner. (See "Descriptions of the Variable Investment Options," page 8, and "Description of the Fixed-Rate Option," page 10.) To the extent the Contractowner has allocated values to one or more of the Variable Investment Options, the Contract value prior to the Annuity Commencement Date and the amount accumulated to provide Annuity Payments will depend upon the investment performance of the Variable Investment Options. Amounts allocated to the Fixed-Rate Option will accrue interest at a rate not less than the guaranteed minimum interest rate specified in the Contract. (See "Accumulation Period," page 14, and "Annuity Period," page 15.) The investment risk of gain or loss under the Contract is borne by the Contractowner except to the extent that Accumulation Values are allocated to the Fixed-Rate Option where the investment risk is borne by GIAC.

     Contract values may be transferred among the Investment Divisions of the Separate Account before and after the Annuity Commencement Date, subject to certain conditions and in accordance with any applicable retirement plan. Certain restrictions apply to transfers out of the Fixed-Rate Option. (See "Transfers of Contract Values," page 16.)

     The Contract contains the following additional features which are described in more detail in this Prospectus:

          (1) No sales charges are deducted from premium payments. However, if part or all of the Accumulation Value of the Contract is withdrawn during certain periods of time following the payment of premiums, GIAC will deduct from such Accumulation Value a contingent deferred sales charge ranging from 7.0% to 1.0%. A federal income tax, including a penalty tax may be imposed on such withdrawals. (See "Expense Table," page 5, "Charges and Deductions," page 11, "Surrenders and Partial Withdrawals," page 18, and "Federal Tax Matters," page 20.)

          (2) Charges for the assumption by GIAC of the mortality and expense risks, the administrative expenses incurred by GIAC and annuity taxes, if any, are deducted from the Accumulation Value of the Contract. (See "Charges and Deductions," page 11.) In addition, the Funds impose certain charges against their respective assets. (See the applicable Fund prospectus for information about these charges.)

          (3) The Contractowner may cancel a Contract no later than ten (10) days after receiving it by returning the Contract along with written notice of cancellation to GIAC. Longer periods may apply in some states. (See "Right to Cancel the Contract," page 25.)

The Contract offered under this prospectus is available: to retirement plans which qualify either under Sections 401 or 403(b) of the Code; to individual retirement account plans established under Section 408 of the Code; and other deferred compensation arrangements and under other retirement plans which may not qualify for similar tax advantages. (See "Federal Tax Matters," page 20.) As required by the Code, GIAC restricts withdrawals from Contracts issued in connection with Section 403(b) qualified plans. (See "Federal Tax Matters -- Qualified Contracts -- Section 403(b) Plans," page 23).

CONTRACTOWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchases:           None

Exchange Fee:                                None

Contingent Deferred Sales Charge:

The following charges will be assessed upon amounts withdrawn that have been in the Contract for less than seven Contract years

Number of Contract Years               Contingent
Completed from Date of            Deferred Sales Charge
the Premium Payment                   Percentage*

           0                              7%
           1                              6%
           2                              5%
           3                              4%
           4                              3%
           5                              2%
           6                              1%
           7                              0%
           and thereafter

The maximum contingent sales charge will be equal to 7% of the lesser of (1) the total of all premium payments made within 7 contract years (84 months) prior to the date of request for withdrawal or surrender; or (2) the amount withdrawn or surrendered.

Annual Contract Fee:            $35.00**

Separate Account Level Annual Expenses:           For Contracts Without       For Contracts With
(as a percentage of daily net asset value)        Enhanced Death Benefit     Enhanced Death Benefit
                                                  ----------------------     ----------------------
  Mortality and Expense Risk Charge                       1.05%                       1.05%
  Administrative Charges and Expenses                      .20%                        .20%
  Enhanced Death Benefit Charge                              0%                        .20%
                                                          ----                        ----
  Total Separate Account Annual Expenses                  1.25%                       1.45%

                  Investment Division Level Annual Expenses:+
                     (as a percentage of average net assets
                         after expense reimbursements)

                                                                                   Total Fund
                                                Management          Other           Operating
                                                   Fees            Expenses         Expenses
The Guardian Cash Fund                             .50%             .03%             .53%
The Guardian Bond Fund                             .50%             .04%             .54%
The Guardian Stock Fund                            .50%             .03%             .53%
The Guardian Small Cap Stock Fund                  .75%             .55%            1.30%
Baillie Gifford International Fund                 .80%             .19%             .99%
Baillie Gifford Emerging Markets Fund             1.00%             .67%            1.67%
Value Line Centurion Fund                          .50%             .12%             .62%
Value Line Strategic Asset Management Trust        .50%             .10%             .60%
Gabelli Capital Asset Fund                        1.00%             .78%            1.78%
MFS Growth With Income Series++                    .75%             .25%            1.00%

  * After the first Contract year, the greater of excess of the Accumulation Value on the date of withdrawal over the aggregate premium payments that have not been previously withdrawn or 10% of the total premium payments made, minus the aggregate amount of all prior partial withdrawals made in such Contract year, can be withdrawn annually without charge. For Contracts issued in Section 1035 exchanges, trustee to trustee transfers, in certain IRA transfers or rollovers, or to Charitable Remainder Trusts, this no-charge withdrawal privilege may also be exercised in the first Contract year.

** Where required by state law, this fee may be lower.

 + These percentages reflect the actual fees and expenses incurred by each Fund during the year ended December 31, 1996, except that the percentages for The Guardian Small Cap Stock Fund are estimated, since the Fund has not yet commenced operations. The percentages for Value Line Centurion Fund and Value Line Strategic Asset Management Trust reflect (as part of "Other Expenses" and "Total Fund Operating Expenses") the effects of expense reimbursement arrangements pursuant to which each of these Funds reimburses GIAC for certain administrative and shareholder servicing expenses incurred by GIAC on their behalf.

++ The Adviser of MFS Growth With Income Series has agreed to bear expenses for the Series, subject to reimbursement by the Series, such that the Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" and "Total Operating Expenses" for the Series would be 1.32% and 2.07%, respectively.

--------------------------------------------------------------------------------

     The table on the preceding page is designed to assist the Contractowner in understanding the various costs and expenses of the Separate Account and its underlying Funds. (See "Charges and Deductions" and see the accompanying Fund prospectuses for a more complete description of the various costs and expenses.)

             Comparison of Contract Expenses Among Underlying Funds (EDB = With Enhanced Death Benefit/BC- Basic Contract)

                                     If you surrender your contract at     If you do not surrender or you
                                     the end of the applicable time        annuitize at the end of the
                                     period:                               applicable time period:

                                     You would pay the following           You would pay the following
                                     expenses on a $1,000 investment,      expenses on a $1,000 investment,
                                     assuming a 5% annual return on        assuming a 5% annual return on
                                     assets:                               assets:

                                           1 Yr.         3 Yrs.                  1 Yr.        3 Yrs.
                                         EDB    BC     EDB   BC                EDB   BC     EDB   BC
----------------------------------------------------------------------------------------------------------
  THE GUARDIAN CASH FUND                  90     92    110   117                20    22     60    67
----------------------------------------------------------------------------------------------------------
  THE GUARDIAN BOND FUND                  90     92    111   117                20    22     61    67
----------------------------------------------------------------------------------------------------------
  THE GUARDIAN STOCK FUND                 90     92    110   117                20    22     60    67
----------------------------------------------------------------------------------------------------------
  THE GUARDIAN SMALL CAP STOCK
      FUND                                98    100    135   141                28    30     85    91
----------------------------------------------------------------------------------------------------------
  BAILLIE GIFFORD INTERNATIONAL
    FUND                                  94     96    125   131                24     26    75    81
----------------------------------------------------------------------------------------------------------
  BAILLIE GIFFORD EMERGING
    MARKETS FUND                         102    104    146   153                32     34    96   103
----------------------------------------------------------------------------------------------------------
  VALUE LINE CENTURION FUND               91     93    113   120                21     23    63    70
----------------------------------------------------------------------------------------------------------
  VALUE LINE STRATEGIC ASSET
    MANAGEMENT TRUST                      90     92    113   119                21     22    63    69
----------------------------------------------------------------------------------------------------------
  GABELLI CAPITAL ASSET FUND             103    105    150   136                33     35   100   106
----------------------------------------------------------------------------------------------------------
  MFS GROWTH WITH
    INCOME SERIES                         94     97    125   132                24     27    75    82

     This expense comparison assumes that the expenses reported in the table on the preceding page will be the expenses incurred during the periods shown above. This comparison is not a representation of past or future expenses. Actual expenses may be higher or lower than those shown. The effect of the annual contract administration fee was calculated by: (1) dividing the estimated total amount of such fees by the total average net assets; (2) adding this percentage to annual expenses; and (3) calculating the dollar amounts. Annuity taxes ranging from approximately 0.50% to 3.5% are currently imposed by certain states and municipalities on premium payments made under the Contract. Where applicable, such taxes reduce the amount of each premium payment available for allocation under the Contract. See "Charges and Deductions -- Annuity Taxes."

                  DESCRIPTIONS OF GIAC AND THE SEPARATE ACCOUNT

GIAC

     The Guardian Insurance & Annuity Company, Inc. ("GIAC") is a stock life insurance company incorporated in the state of Delaware in 1970. GIAC is the issuer of the Contracts offered under this Prospectus. GIAC is licensed to conduct an insurance business in all 50 states of the United States and the District of Columbia and had total assets (statutory basis) of over $6.0 billion as of December 31, 1996. GIAC's Executive Office is located at 201 Park Avenue South, New York, New York 10003. The mailing address of the GIAC Customer Service Office which administers these Contracts is P.O. Box 26210, Lehigh Valley, Pennsylvania 18002.

     GIAC is wholly owned by The Guardian Life Insurance Company of America ("Guardian Life"), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 1996, Guardian Life had total assets (statutory basis) in excess of $12.1 billion. Guardian Life is not the issuer of the Contracts offered under this Prospectus and does not guarantee the benefits provided therein.

     GIAC's statutory basis financial statements appear in the Statement of Additional Information.

The Separate Account

     GIAC established the Separate Account on September 26, 1996. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of "separate account" under the Federal securities laws. The Separate Account receives and invests payments from Contractowners and owners of certain group deferred variable annuity contracts issued by GIAC. In addition, the Separate Account may receive and invest payments for other variable annuity contracts offered by GIAC.

     There are ten Investment Divisions (which correspond to the ten Funds) available for allocations of Net Premium Payments and Accumulation Values. Each Investment Division invests in a specific underlying Fund, and thus reflects that Fund's investment performance. GIAC is the record owner of all of the Fund shares held by each Investment Division but passes through to the Contractowners the voting rights in such shares. (See "Voting Rights.")

     Each Investment Division is administered and accounted for as part of the general business of GIAC. Under Delaware law, the income and capital gains or capital losses of each Investment Division, realized or unrealized, are credited to or charged against the assets held in that Division in accordance with the terms of each Contract, without regard to other income, capital gains or capital losses of the other Investment Divisions or GIAC. The obligations arising under the Contracts are obligations of GIAC. Delaware insurance law provides that the assets of the Separate Account are not chargeable with liabilities arising out of any other business GIAC may conduct. (See "Federal Tax Matters.")

     The Contractowner may allocate Net Premium Payments and Accumulation Values among up to six of the Contract's allocation options at any one time. Selecting the Fixed-Rate Option reduces the number of Funds which may be selected for allocation. No sales charges are assessed against premium payments invested in the Funds under the Contracts. Transfers among the Investment Divisions may currently be effected without fee, penalty or other charge by notifying GIAC's Customer Service Office in writing or by telephone. (See "Transfers of Contract Values.")

     All dividends and capital gains distributions received from a Fund are reinvested in such Fund's shares at net asset value and retained as assets of the Separate Account through allocation to the applicable Investment Division. Fund shares will be redeemed by GIAC at their net asset value to the extent necessary to make annuity or other payments under the Contract.

     GIAC retains the right, when permitted by applicable law, and with any notice or approval required by any applicable law or regulatory authority, to
(1) deregister the Separate Account under the 1940 Act; (2) operate the Separate Account as a management investment company or any other form permitted by law;
(3) combine any two or more separate accounts or Investment Divisions; (4) transfer the assets in an Investment Division into another separate account, another Investment Division or into GIAC's general account; and (5) modify the Contracts as necessary to preserve the favorable tax treatment accorded to them under the Code, including modifications designed to prevent the Contractowner from being considered the owner of the assets of the Separate Account or the Fixed Rate Option and, consequently, to be subject to taxation. GIAC will exercise such rights (i) when necessary to serve the best interests of the Contractowner and the beneficiary and (ii) when appropriate to carry out the purposes of the Contract.

                 DESCRIPTIONS OF THE VARIABLE INVESTMENT OPTIONS

The Funds

     Each Fund has a different investment objective which it tries to achieve by following specified investment policies. The objectives and policies of each Fund will affect its potential returns and its risks. There is no guarantee that a Fund will achieve its investment objective. The following chart states the investment objectives and lists typical portfolio investments of each Fund currently available through the Separate Account.

     Each of the Funds is an open-end diversified management investment company or a series thereof, and is registered with the SEC under the 1940 Act. Such registration does not involve any supervision by the SEC of the investment management or policies of the Funds. The Funds do not impose a sales charge or "load" for buying and selling their shares, so GIAC buys and sells shares at net asset value in response to Contractowner-requested and other Contract transactions.

     Certain of the Funds are available under other separate accounts supporting certain GIAC variable annuity contracts and variable life insurance policies. Although GIAC does not anticipate any inherent difficulties in offering these Funds to more than one separate account, it is possible that certain conflicts of interest may arise in connection with the use of the same Funds under both variable life insurance policies and variable annuity contracts. While each Fund's Board of Directors intends to monitor events in order to identify and, if deemed necessary, act upon any material irreconcilable conflicts that may possibly arise, GIAC may also take action to protect Contractowners. See the accompanying prospectuses for the Funds for more information regarding such possible conflicts of interest.

FUND                          INVESTMENT OBJECTIVE(S)                            TYPICAL INVESTMENTS
The Guardian Stock Fund       Long-term growth of capital                        U.S. common stocks and convertible securities
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Small Cap        Long-term growth of capital                        Common stocks and convertible securities issued by
  Stock Fund                                                                     companies with small market capitalization
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Bond Fund        Maximum income without undue risk of principal     Investment grade debt obligations and U.S.
                              capital appreciation as a secondary objective      government  securities,  including  mortgage-backed
                                                                                 and asset-backed securities
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Cash Fund        High level of current income consistent with       Money market instruments
                              liquidity and preservation of capital
------------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford               Long-term capital appreciation                     Common stocks and convertible securities issued by
  International Fund                                                             foreign companies
------------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford Emerging      Long-term capital appreciation                     Common stocks and convertible securities issued by
  Markets Fund                                                                   companies that are organized in, generally operate
                                                                                 in, or which principally sell their securities in
                                                                                 emerging market countries
------------------------------------------------------------------------------------------------------------------------------------
Value Line Centurion Fund     Long-term growth of capital                        U.S. common stocks ranked 1 or 2 by the Value Line
                                                                                 Ranking System*
------------------------------------------------------------------------------------------------------------------------------------
Value Line Strategic Asset    High total investment return (current income and   U.S. common stocks ranked 1 or 2 by the Value
  Management Trust            capital appreciation) consistent with reasonable   Line Ranking System,* bonds and money market
                              risk                                               instruments
------------------------------------------------------------------------------------------------------------------------------------
Gabelli Capital Asset Fund    Growth of capital; current income as a secondary   U.S. common stocks and convertible securities
                              objective
------------------------------------------------------------------------------------------------------------------------------------
MFS Growth With               Long-term growth of capital and income             Common stocks and convertible securities issued
  Income Series                                                                  by U.S. and foreign companies

Certain of the Funds may not be available in all States.

-------------
* The Value Line Ranking System has been used substantially in its present form since 1965. The System ranks stocks on a scale of 1 (highest) to 5 (lowest) for year-ahead relative performance (timeliness).

      GIAC retains the right, when permitted by applicable law and with any notice or approval required by applicable law or any regulatory authority, to make additions to, deletions from, or substitutions for, the Investment Divsions in the Separate Account or the Fund shares held by any Investment Division. GIAC reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund, or of another registered open-end management investment company or series thereof or other appropriate investment vehicle. GIAC reserves the right to add to or to suspend the Contractowner's ability to make allocations or transfers into any Variable Investment Option or the Fixed-Rate Option. GIAC will exercise such rights (i) when necessary to serve the best interests of the Contractowner and the beneficiary and (ii) when appropriate to carry out the purposes of the Contract.

     A more detailed description of the investment objectives, policies, charges, and expenses of the Funds may be found in the accompanying prospectuses for the Funds. Read the prospectuses carefully before investing.

THE FUNDS' INVESTMENT ADVISERS

     The Guardian Stock Fund, The Guardian Bond Fund, The Guardian Cash Fund and The Guardian Small Cap Stock Fund (the "Small Cap Fund") are advised by Guardian Investor Services Corporation ("GISC"), with principal offices at 201 Park Avenue South, New York, New York 10003. GISC is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). GISC is wholly owned by GIAC. Each of these Funds, except The Guardian Small Cap Stock Fund, pays GISC an investment advisory fee at an annual rate of 0.50% of the Fund's average daily net assets for the services and facilities GISC provides to the fund. The Small Cap Fund pays GISC an investment advisory fee at an annual rate of 0.75% of the Small Cap Fund's average daily net assets. GISC also serves as the manager of Gabelli Capital Asset Fund and as the investment adviser of six of the eight series comprising The Park Avenue Portfolio (a family of mutual funds).

     Baillie Gifford International Fund (the "International Fund") and Baillie Gifford Emerging Markets Fund (the "Emerging Markets Fund") are advised by Guardian Baillie Gifford Limited ("GBG"), with principal offices at 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. GBG is registered as an investment adviser under the Advisers Act and is a member of Great Britain's Investment Management Regulatory Organization Limited ("IMRO"). GBG was incorporated in Scotland in November 1990 and is wholly owned by GIAC (51%) and Baillie Gifford Overseas Limited ("BG Overseas") (49%). GBG also serves as the investment adviser of two of the eight series comprising The Park Avenue Portfolio. GBG receives an investment advisory fee at an annual rate of 0.80% of the average daily net assets of the International Fund and 1.00% of the average daily net assets of the Emerging Markets Fund for the services and facilities GBG provides to the Funds.

     GBG has appointed BG Overseas to serve as sub-investment adviser to the International Fund and the Emerging Markets Fund. Like GBG, BG Overseas has principal offices at 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. BG Overseas is also registered under the Advisers Act and is a member of IMRO. BG Overseas is wholly owned by Baillie Gifford & Co., which is currently one of the largest investment management partnerships in the United Kingdom. BG Overseas advises several institutional clients situated outside of the United Kingdom, and is also the sub-investment adviser to the series of The Park Avenue Portfolio that are advised by GBG. One half of the investment advisory fee paid by the Funds to GBG is payable by GBG to BG Overseas for its services as these Funds' sub-investment adviser. No separate or additional fee is paid by these Funds to BG Overseas.

     Value Line Strategic Asset Management Trust and Value Line Centurion Fund are advised by Value Line, Inc. ("Value Line"), with principal offices at 220 East 42nd Street, New York, New York 10017. Value Line is registered as an investment adviser under the Advisers Act. Each of the Value Line Funds pays Value Line an investment advisory fee at an annual rate of 0.50% of the Fund's average daily net assets for the services and facilities Value Line provides to these Funds. Each of the Value Line Funds reimburses GIAC for certain administrative and shareholder servicing expenses incurred by GIAC on their behalf. Value Line also serves as the investment adviser to its own family of mutual funds and publishes The Value Line Investment Survey and The Value Line Mutual Fund Survey.

     Gabelli Capital Asset Fund is managed by GISC, which has appointed Gabelli Funds, Inc. ("GFI") as the investment adviser to the Fund. GFI has its principal offices at One Corporate Center, Rye, New York 10580, and is registered as an investment adviser under the Advisers Act. The Fund pays GISC a management fee at an annual rate of 1.00% of its average daily net assets for services and facilities which GISC provides to the Fund. For its services as investment adviser, GISC pays GFI .75% of the management fee which GISC receives from the Fund. No separate or additional fee is paid by the Fund to GFI. GFI also serves as investment adviser to other open-end mutual funds and closed-end mutual funds.

     MFS Growth With Income Series is advised by Massachusetts Financial Services Company ("MFS"), 500 Boylston St., Boston, MA. MFS is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and is a subsidiary of Sun Life of Canada (U.S.), which is itself an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada. MFS provides advisory services to other open- and closed-end registered investment companies, as well as private and institutional investors. As compensation for its services to the Series, MFS receives a fee, payable monthly, at an annual rate of .75% of the Series' average daily net assets.

                      DESCRIPTION OF THE FIXED-RATE OPTION

     That portion of each Contract relating to the Fixed-Rate Option is not registered under the Securities Act of 1933 ("1933 Act") and the Fixed-Rate Option is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed-Rate Option nor any interests therein are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. However, the following disclosure about the Fixed-Rate Option may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements not in prospectuses. The Fixed-Rate Option may not be available for allocation in all states in which the Contracts are available.

General Information

     The Contract permits the owner to allocate all or a portion of any Net Premium Payment and to transfer all or a portion of his or her Accumulation Value under the Contract to the Fixed-Rate Option. GIAC guarantees that amounts invested under the Fixed-Rate Option will accrue interest daily at an effective annual rate of at least 3% (the "guaranteed minimum interest rate"). GIAC may also credit interest at a rate in excess of 3% (the "excess interest rate"), but is under no obligation to do so. Any excess interest rate will be determined at the sole discretion of GIAC and may be changed by GIAC from time to time and without notice. The Contractowner assumes the risk that interest credited on any portion of the Accumulation Value in the Fixed-Rate Option may not exceed the guaranteed minimum interest rate (3%) for any given year.

     There is no specific formula for the determination of whether to credit excess interest or the rate thereof. However, some of the factors that GIAC may consider are general economic trends, rates of return currently available and anticipated on GIAC's general account investments, regulatory and tax requirements and competitive factors. GIAC is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors of GIAC has set no limitations.

     The amounts credited to the Fixed-Rate Option become part of the general assets of GIAC and are segregated from those assets allocated to any separate account of GIAC. GIAC invests the assets of the Fixed-Rate Option in those assets chosen by GIAC and allowed by applicable law. The allocation of any amounts to the Fixed-Rate Option does not entitle a Contractowner to share in the investment experience of those assets.

     The interest rate initially credited to Net Premium Payments or transfers of Accumulation Value allocated to the Fixed-Rate Option will be the rate in effect on the date such amounts are so allocated. Each such payment or transfer will continue to receive the rate of interest initially credited until the next Contract Anniversary Date. On the Contract Anniversary Date, all payments and transfers allocated to the Fixed-Rate Option during the prior Contract year, together with all interest earnings and amounts previously allocated by the Contractowner to the Fixed-Rate Option, will be credited with the rate of interest in effect on that date (the "renewal rate"). Such renewal rate will be guaranteed with respect to these amounts until the next Contract Anniversary Date.

     For a description of certain restrictions which apply to transfers to and from the Fixed-Rate Option, see "Description of the Contracts -- Transfers of Contract Values."

Renewal Rate and Bailout Provision

     If the renewal rate set by GIAC on any Contract Anniverary Date falls below the minimum bailout rate specified in the Contract (where approved by the applicable state insurance departments), a Contractowner may withdraw all or a portion of the amount which has been held in the Fixed-Rate Option for one year or more without imposition of a contingent deferred sales charge. Such withdrawal request must be in writing and received by GIAC at its Customer Service Office within 60 days of the Contract Anniversary Date. (See "Surrenders and Partial Withdrawals.")

                           DESCRIPTION OF THE CONTRACT

     This section of the Prospectus highlights the more significant provisions of the Contract. The information included in this section generally describes, among other things, the benefits, charges, rights and privileges under the Contract. These descriptions are qualified by reference to a specimen of the Contract which has been filed as an exhibit to the registration statement for the Separate Account. The provisions of the Contract may vary slightly from state to state due to variations in state regulatory requirements.

General Information

     The Contract is a Flexible Premium Payment Contract that is only offered on the lives of individual Annuitants. The Contract is available to retirement plans which qualify for special Federal income tax treatment ("qualified Contracts") and those which do not qualify for such treatment ("non-qualified Contracts"). (See "Federal Tax Matters.")

     A minimum initial premium payment of $500 is required. Thereafter, the minimum additional payment is $100. However, if a Contract is purchased by, or in connection with, an employer payroll deduction plan, GIAC will accept purchase payments below $100. GIAC will not accept an initial premium payment in excess of $2,000,000 without prior permission from an authorized officer of GIAC. The aggregate of flexible premium payments made in any Contract year after the first may not exceed $1,000,000, without GIAC's written consent.

     The variable annuity payments provided by the Contract are funded through investments in the Separate Account . Information regarding the Separate Account is contained in the sections entitled "Descriptions of GIAC and the Separate Account" and "Descriptions of the Variable Investment Options."

Purchasing a Contract

     To purchase a Contract, a completed and signed application and initial premium payment must be sent to: The Guardian Insurance & Annuity Company, Inc., Customer Service Office, P.O. Box 26210, Lehigh Valley, Pennsylvania 18002-6210. Certified, registered or express mail deliveries of such documents must be addressed to: The Guardian Insurance & Annuity Company, Inc., Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017.

     If the application is acceptable to GIAC in the form received, the initial Net Premium Payment will be credited within two (2) business days after receipt. Acceptance is subject to GIAC's administrative rules and GIAC reserves the right to reject any application or initial premium payment for any reason. If the initial Net Premium Payment cannot be credited within five (5) business days after receipt by GIAC because the application is incomplete, GIAC will promptly return the premium payment and application to the applicant.

     After issuance of the Contract, Net Premium Payments received by GIAC at its Customer Service Office prior to the close of GIAC's business day will normally be credited to the Contract on that day. Net Premium Payments received on a non-business day or following the close of GIAC's business day will be credited at the next Accumulation Unit Value calculated on the first business day following receipt.

Charges and Deductions

     Charges and deductions under the Contract are made for GIAC's assumption of mortality and expense risks, administrative expenses, any supplemental benefits and any applicable state annuity taxes. The Separate Account does not incur any operating expenses or account fees and expenses. Although no sales charges are deducted from premium payments when made, a contingent deferred sales charge will be assessed upon certain Contract surrenders or withdrawals. The amount of this latter charge is based on the type of Contract involved. Each charge and deduction under the Contract is described below:

     Mortality and Expense Risk Charge: GIAC makes a daily charge against the net assets of each Variable Investment Option in an amount equal to 1.05% on an annual basis to compensate it for the assumption of mortality and expense risks. The mortality risk assumed by GIAC arises from its promise to pay death benefit proceeds and from its contractual obligation to continue to make Annuity Payments (determined in accordance with the annuity tables and other provisions of the Contract) to each Annuitant regardless of how long he or she lives and regardless of how long all Annuitants as a group live. The expense risk assumed by GIAC arises from the possibility that the amounts deducted for sales and administrative expenses may be insufficient to cover the actual cost of such items.

     Variable Annuity Payments reflect the investment performance of the Variable Investment Options, but are not affected by changes in actual mortality experience or by expenses incurred by GIAC in excess of the expense deductions provided for in each Contract.


     Administrative Expenses: GIAC will also make a daily charge against the net assets of each Variable Investment Option in an amount equal to .20% on an annual basis for administrative expenses.

     Contract Fee: On each Contract Anniversary Date on or before the Annuity Commencement Date, GIAC deducts a contract fee of $35 from the Accumulation Value of each Contract by cancelling the number of Accumulation Units equal in value to the fee. This contract fee is deducted from the Variable Investment Options and the Fixed-Rate Option on a pro-rata basis in the same proportion as the percentage of the Contract's Accumulation Value attributable to each Variable Investment Option and the Fixed-Rate Option. GIAC will deduct the contract fee upon any surrender of a Contract which occurs before the Contract Anniversary Date. GIAC will waive the contract fee if the Accumulation Value on the Contract Anniversary Date or upon total surrender is $100,000 or more.

     Supplemental Benefit Expenses: If the Enhanced Death Benefit is chosen and is in effect, GIAC will assess a daily charge at an annual rate of .20% of the net asssets of each Variable Investment Option.

     Annuity Taxes: Certain states and municipalities may impose Annuity taxes when premium payments are made or when annuity payments begin. These taxes range from approximately 0.5% to 3.5% of premium payments made for the Contract. For those Contracts subject to annuity tax, GIAC deducts Annuity tax either from the premium payment when made or on the Annuity Commencement Date, as determined in accordance with applicable law. However, in those jurisdictions where the annuity tax is required to be deducted at the time of premium payment, GIAC reserves the right, if permitted by applicable law and with the consent of the Contractowner, to pay the annuity tax on behalf of the Contractowner and deduct the amount paid from the contract value at the first to occur of surrender, death or the Annuity Commencement Date.

     Contingent Deferred Sales Charge: GIAC does not deduct a separate sales charge from premium payments when made. However, a contingent deferred sales charge ("CDSC") is imposed by GIAC on certain surrenders or partial withdrawals to cover certain expenses incurred in the sale of the Contracts, including commissions to registered representatives and various promotional expenses.

     For the purpose of calculating the CDSC, and in order to minimize the applicable CDSC, all amounts withdrawn or surrendered are deemed to be taken out on a first-in-first-out basis; that is, all amounts taken out are deemed to come from the oldest premium paid first. If the owner makes a partial withdrawal or surrenders the Contract, a CDSC will be incurred against amounts withdrawn or surrendered that have been in the Contract less than seven (7) Contract years. A CDSC will not apply to amounts withdrawn or surrendered that have been in the Contract for seven (7) or more Contract years.

     If the Contract is surrendered, GIAC will deduct, if applicable, a CDSC and the contract fee from the amount otherwise payable. The amount of the CDSC, if any, will be a percentage, as shown in the table below, of the amount withdrawn or surrendered:

          Number of Contract Years
          Completed from the Date of                 CDSC
          Premium Payment                            Charge

                 0                                     7%
                 1                                     6%
                 2                                     5%
                 3                                     4%
                 4                                     3%
                 5                                     2%
                 6                                     1%
                 7 and thereafter                      0%

     The maximum CDSC will be equal to 7% of the lesser of: (1) the total of all premium payments made within seven (7) Contract years (84 months) prior to the date of the request for withdrawal or surrender; or (2) the amount withdrawn or surrendered.

     After the first Contract year, a Contractowner can withdraw annually without charge, an amount equal to the greater of the excess of the Accumulation Value on the date of withdrawal over the aggregate Net Premium Payments that have not been previously withdrawn or 10% of the total premium payments made, minus the aggregate amount of all prior partial withdrawals made in such Contract year. For Contracts issued in trustee to trustee transfers, Section 1035 exchanges or in IRA transfers or rollovers from annuity contracts, or to Charitable Remainder Trusts this no-charge withdrawal privilege may also be exercised in the first Contract year. Such withdrawals may, however, be subject to penalty taxes and/or mandatory federal income tax withholding. (See "Federal Tax Matters.")

     To minimize the amount of the CDSC charged in any particular situation, withdrawals from any Variable Investment Option or the Fixed Rate Option will be made in the same order in which amounts were allocated to that Option, subject to the cancellation ordering rules set forth in "Surrenders and Partial Withdrawals."

     No CDSC will be imposed on any contract purchased by: (1) Guardian Life, its subsidiaries or any separate account thereof; (2) present or retired directors, officers, employees, general agents, or field representatives of Guardian Life or its subsidiaries; (3) present or retired directors or officers of any Variable Investment Option offered under this Contract; (4) present and retired directors, trustees, officers, partners, registered representatives and employees of broker-dealer firms that have written sales agreements with GISC;
(5) the spouses, parents, siblings, children and grandchildren of the individuals in (2), (3) or (4) above (based upon their status at the time the Contract was purchased); (6) trustees or custodians of any employee benefit plan, IRA, Keogh plan or trust established for the benefit of persons in (2) and
(3) above; and (7) broker-dealers, financial institutions and registered investment advisors which have entered into an agreement with GIAC providing for the sale of the Contract to clients of such entities participating in a "wrap account" or similar program under which clients pay an account management fee or transaction fee to such entity.

     Other Charges Applicable to the Funds : The net asset value per share of each of the Funds reflects investment management fees and certain general operating expenses paid by the Funds. The investment management fees and other expenses incurred by the Funds are more fully described in "Descriptions of the Variable Investment Options-The Funds' Investment Advisers", and the accompanying prospectuses for the Funds.

Death Benefits Prior to the Annuity Commencement Date

     Death Benefits Generally: The following is a description of the death benefits provided under the Contract when the Annuitant or Contractowner dies prior to the Annuity Commencement Date. In addition to the death benefits provided under the basic Contract, Contractowners may elect to purchase an Enhanced Death Benefit Rider, which may provide greater death benefit proceeds than the proceeds payable under the basic Contract. A more detailed description of the Enhanced Death Benefit Rider follows the discussion of the basic Contract's death benefits. The Enhanced Death Benefit Rider is available at the time of the issuance of the Contract and an additional annual charge is imposed while the Rider is in force. Although not currently anticipated, GIAC reserves the right to offer the Enhanced Death Benefit to existing Contractowners during limited periods of time in the future.

     The death benefit will ordinarily be paid within seven (7) days of GIAC's receipt of proof of death in Good Order. However, GIAC reserves the right to defer payment of any Contract benefits, other than guaranteed death benefits, under certain circumstances. (See "Surrenders and Partial Withdrawals").

     Death of the Annuitant when Annuitant is Not a Contractowner:If the Annuitant dies on or before the Annuity Commencement Date and the Annuitant is not also the Contractowner, a death benefit becomes payable to the Beneficiary. If the Beneficiary predeceases the Annuitant, the death benefit will be paid to any contingent Beneficiary. If no contingent Beneficiary is designated, then the death benefit will be paid to the Contractowner or, if the Contractowner is no longer living, to the Contractowner's estate. GIAC will make such payment upon receipt at its Customer Service Office of proof of death in Good Order.

     The death benefit payable is the greater of (1) the Accumulation Value of the Contract as of the end of the Valuation Period during which GIAC received proof of death, less any applicable annuity taxes; or (2) the total amount of premiums paid, less any partial withdrawals and any contingent deferred sales charges paid thereon, and any applicable annuity taxes. For Contracts issued for the benefit of Annuitants who are age 75 or older on the Contract's issue date, the death benefit will be the Accumulation Value as of the end of the Valuation Period during which GIAC received proof of death in Good Order less any applicable annuity taxes.

     The death benefit will be paid in one lump sum unless (1) the Contractowner has elected an annuity payout option for the death benefit which is received by GIAC in Good Order at least three business days prior to the date the proceeds are paid, or (2) the Contractowner has not otherwise elected an annuity payout option and the Beneficiary has elected an annuity payout option for the death benefit that it is received by GIAC in Good Order at least three business days prior to the date the proceeds are paid and within one year of the Annuitant's death.

     Death of a Contractowner: If a Contractowner and the Annuitant are the same person, and such person dies on or before the Annuity Commencement Date, then the death benefit becomes payable to the beneficiary as described above, except that the Contract's entire interest must be distributed in accordance with the rules set forth in the "Special Requirements" section below. The Beneficiary becomes the new Contractowner in these circumstances. If the

Contractowner and the Annuitant are not the same person and the Contractowner dies, then the joint Contractowners, if any, become the new Contractowner. If no joint Contractowner has been named, then the Beneficiary becomes the new Contractowner of the Contract. In the event of any Contractowner's death, the Contract's entire interest must be distributed in accordance with the rules set forth in the "Special Requirements" section below.

     Special Requirements: If the Beneficiary (or sole surviving joint Contractowner) is not the Contractowner's spouse and the Contractowner dies before the Annuity Commencement Date, then distribution of the Contractowner's entire interest in the Contract must be made within five years of the Contractowner's death. These distribution requirements shall be deemed satisfied as to any portion of the deceased Contractowner's interest which (1) is payable to or for the benefit of any new Contractowner; and (2) will be distributed over the life of any such new Contractowner, or over a period not extending beyond the life expectancy of any new Contractowner; provided that such distributions begin within one year of the death of the deceased Contractowner. If the Beneficiary (or sole surviving joint Contractowner) is the deceased Contractowner's spouse, the spouse may continue the contract as the new Contractowner. If the Contractowner is not an individual, the primary Annuitant, as determined in accordance with Section 72(s) of the Internal Revenue Code (i.e., the person the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the contract), will be treated as the Contractowner for purposes of these distribution requirements, and any change in the Annuitant will be treated as the death of the Contractowner.

     Enhanced Death Benefit Rider: At the time of purchase of the Contract, a Contractowner may elect to purchase the Enhanced Death Benefit Rider. If the Annuitant dies before the Annuity Commencement Date and the Rider is in force, upon receipt of proof of death in Good Order, GIAC will pay the beneficiary a death benefit equal to the greater of (1) the death benefit described above or
(2) the Enhanced Death Benefit. The Enhanced Death Benefit is equal to the Accumulation Value of the Contract as of the end of the Reset Date immediately preceding the annuitant's date of death, plus any premiums paid subsequent to such Reset Date, less any partial withdrawals subsequent to such date, any contingent deferred sales charges paid thereon, and any applicable annuity taxes.

     The first Reset Date occurs on the seventh Contract Anniversary Date of the Contract. Thereafter, each Reset Date occurs on each subsequent seventh Contract Anniversary Date. For so long as the Enhanced Death Benefit Rider remains in effect, GIAC will assess an additional daily charge against the net assets of each Variable Investment Option in an amount equal to .20% on an annual basis for expenses related to the Enhanced Death Benefit. (See "Charges and Deductions".)

     The Enhanced Death Benefit Rider terminates on the earliest of (1) the date the Enhanced Death Benefit is paid; (2) the date the Contract terminates; (3) the date of the Annuitant's 85th birthday; (4) the Annuity Commencement Date; or
(5) the date GIAC receives the Contractowner's proper written request for termination in Good Order. Once the Enhanced Death Benefit Rider is terminated, it may not be reinstated.

Accumulation Period

     Allocation of Net Premium Payment: The initial Net Premium Payment will be used to purchase Accumulation Units in the Investment Divisions or the Fixed-Rate Option as selected by the Contractowner at the unit values next computed following receipt and acceptance of the payment by GIAC. Subsequent Net Premium Payments will be allocated among the underlying Contract options as initially selected for allocation or pursuant to new allocation instructions requested by the Contractowner in writing. New allocation instructions will be implemented by GIAC following their receipt at its Customer Service Office in Good Order. However, the Contractowner may not be invested in more than six allocation options at any given time.

     Crediting Accumulation Units under the Contract: Variable Accumulation Units represent the interests in the Variable Investment Options and Fixed Accumulation Units represent the interests in the Fixed-Rate Option. The total number of Accumulation Units to be credited to a Contractowner's account is the sum of the portion of the Net Premium Payment allocated to each option divided by the Accumulation Unit value of each such option as next computed following receipt and acceptance of the payment by GIAC. The number of Accumulation Units will not change because of a subsequent change in the value of the unit, but the dollar value of Accumulation Units will vary based upon the investment experience of the Variable Investment Options and interest credited to the Fixed-Rate Option.

     Accumulation Value: The value of the Contractowner's account within any particular Variable Investment Option or the Fixed-Rate Option is determined by multiplying the number of Accumulation Units of that particular option credited to the account by the applicable current Accumulation Unit value.

     Value of an Accumulation Unit: With respect to a Variable Investment Option, the value of a Variable Accumulation Unit is determined by multiplying the value of such Variable Accumulation Unit as of the end of the immediately preceding Valuation Period by the net investment factor (described below) for the current Valuation Period. With respect to the Fixed-Rate Option, the value of a Fixed Accumulation Unit is determined by adding the interest credited on such Fixed Accumulation Unit since the end of the immediately preceding Valuation Period to the value of such unit as of the end of such Valuation Period.

     Net Investment Factor: The net investment factor is a measure of the investment experience of each Variable Investment Option. For any particular Valuation Period, the net investment factor is determined by:

          (1) Adding the net asset value of a Fund share as determined at the end of such Valuation Period to the per share amount of any dividends and other distribution made by the Fund during the period, and

          (2) Dividing by the net asset value of the particular Fund share calculated as of the end of the immediately preceding Valuation Period, and

          (3) Subtracting from the above result the sum of the daily charges for
     (a) mortality and expense risks (b) administrative expenses and (c) if applicable, the Enhanced Death Benefit Rider, plus any applicable annuity taxes.

Annuity Period

     Annuity Commencement Date: Annuity Payments under the Contract will begin on the Annuity Commencement Date, which is the first day of the calendar month and year selected by the Contractowner. This date cannot be later than the Annuitant's 90th birthday, except when otherwise agreed by GIAC. The Annuity Commencement Date may also be determined by the retirement plan under which the Contract is issued.

     Annuity Payments: Annuity Payments are available on a fixed or variable basis or a combination of both. Such payments will be determined on the basis of: (1) the table specified in the Contract which reflects the nearest age of the Annuitant; (2) the annuity payout option selected; and (3) the investment experience of any Variable Investment Options selected. The number and amount of Annuity Payments will not be affected by the longevity of Annuitants generally or any increase in the expenses of GIAC in excess of the charges specified in the Contract. The Annuitant receives the value of a fixed number of Variable Units and a fixed dollar amount each month. For the Variable Investment Options, the value of an Annuity Unit will reflect the investment experience of the amounts allocated to the Variable Investment Options, and the amount of each Annuity Payment will vary accordingly.

     While the Annuitant is living, the Contractowner may name or change one or more Beneficiaries who will be the payee or payees of an annuity payout following the death of the Annuitant. Only individuals who are to receive payments in his or her own behalf may be named as payees, unless GIAC agrees otherwise.

     The U.S. Supreme Court decision in Arizona Governing Committee v. Norris can be interpreted to require all "employer-related plans" to use rate tables that are gender-neutral in calculating annuity purchase rates. In order to accommodate employer-related plans funded by the Contract, revised annuity rate tables providing benefits on a gender-neutral basis have been developed and filed in the states where GIAC is admitted to do business. Contracts that are not purchased in connection with employer-related plans will continue to be offered on the customary basis with gender-distinct annuity purchase rates, unless prohibited by state law. The Contract offered by this Prospectus to residents of such states will have Contract benefits which are based on gender-neutral annuity rate tables.

     Annuity Payout Options: The Contractowner may elect to have Annuity Payments made under any one (or a combination) of the variable or fixed Annuity Payout Options specified in the Contract and described below. A change of Annuity Payout Option is permitted only prior to the Annuity Commencement Date. In the absence of an election, Annuity Payments will be made in accordance with the Annuity Payout Option known as "Option V-2 -- Life Annuity with 10-Year Guaranteed Period" (see below). Annuity Payments will be made monthly except that: (1) proceeds of less than $2,000 will be paid in a single sum; and (2) GIAC may change the schedule of installment payments to avoid payments of less than $20. The Annuity Payout Options currently available for both variable and fixed Annuity Payments under the Contract are as follows (options designated with the letter "V" are variable options, those designated with the letter "F" are fixed options):

     Variable Annuity Payout Options

     The amount of any variable annuity payments after the first will increase or decrease according to the value of the variable Annuity Units, which reflect the investment experience of the Variable Investment Option(s) chosen.

          Option V-1 -- Life Annuity without Guaranteed Period: Under this option, a Variable Annuity Payment will be made monthly during the lifetime of the Annuitant ending with the payment preceding the Annuitant's death. Option V-1 offers the maximum level of variable monthly payments, since there is no guarantee of a minimum number of variable payments or provision for a death benefit for Beneficiaries. It would be possible under Option V-1 for the Annuitant to receive only one Variable Annuity Payment if he or she died before the due date of the second Variable Annuity Payment, two such payments if he or she died before the third Variable Annuity Payment date, and so on.

          Option V-2 -- Life Annuity with 10-Year Guaranteed Period: Under this option, a Variable Annuity Payment will be made monthly during the lifetime of the Annuitant with the provision that if, at the Annuitant's death, such payments have been made for less than 10 years (120 months), Variable Annuity Payments will be continued during the remainder of such period to the Beneficiary. The Beneficiary at any time may elect to redeem in whole or in part the commuted value of the current dollar amount of the then remaining number of Variable Annuity Payments. If the Beneficiary dies while receiving Variable Annuity Payments, the commuted value of the current dollar amount of the remaining number of Variable Annuity Payments shall be paid in one sum to the estate of the Beneficiary.

          Option V-3 -- Joint and Survivor Annuity: Under this option, a Variable Annuity Payment will be made monthly during the joint lifetimes of the Annuitant and a designated second person (joint annuitant) and will continue during the lifetime of the survivor in a reduced amount which reflects two-thirds of the number of Variable Annuity Units in effect while both persons were living. It would be possible under Option V-3 for the joint Annuitants to receive only one Variable Annuity Payment if both died before the date of the second Variable Annuity Payment, two such payments if both died before the third Variable Annuity Payment date, and so on.

     Fixed Annuity Payout Options

          Option F-1 -- Life Annuity without Guaranteed Period: Under this option, a Fixed Annuity Payment will be made monthly during the lifetime of the Annuitant ending with the payment preceding the Annuitant's death. Option F-1 offers the maximum level of fixed monthly payments, since there is no guarantee of a minimum number of fixed monthly payments or provision for a death benefit for Beneficiaries. It would be possible under Option F-1 for the Annuitant to receive only one Fixed Annuity Payment if he or she died before the due date of the second Fixed Annuity Payment, two such payments if he or she died before the third Fixed Annuity Payment date, and so on.

          Option F-2 -- Life Annuity with 10-Year Guaranteed Period: Under this option, a Fixed Annuity Payment will be made monthly during the lifetime of the Annuitant with the provision that if, at the Annuitant's death, such payments have been made for less than 10 years (120 months), Fixed Annuity Payments will be continued during the remainder of such period to the Beneficiary. The Beneficiary at any time may elect to redeem in whole or in part the commuted value of the current dollar amount of the then remaining number of Fixed Annuity Payments. If the Beneficiary dies while receiving Fixed Annuity Payments, the commuted value of the current dollar amount of the remaining number of Fixed Annuity Payments shall be paid in one sum to the estate of the Beneficiary.

          Option F-3 -- Joint and Survivor Annuity: Under this option, a Fixed Annuity Payment will be made monthly during the joint lifetimes of the Annuitant and a designated second person (joint annuitant) and will continue during the lifetime of the survivor in a reduced amount which reflects two-thirds of the number of Fixed Annuity Units in effect while both persons were living. It would be possible under Option F-3 for the joint Annuitants to receive only one Fixed Annuity Payment if both died before the date of the second Fixed Annuity Payment, two such payments if both died before the third Fixed Annuity Payment date, and so on.

Transfers of Contract Values

     General Information: Subject to the conditions described below and to the terms of any applicable retirement plan, transfers among the Contract's Variable Investment Options are permitted both before and after the Annuity Commencement Date. Transfers to and from the Fixed-Rate Option are only permitted before the Annuity Commencement Date. Contractowners may be invested in a maximum of six Variable Investment Options or in the Fixed-Rate Option and five Variable Investment Options under the Contract at any given time. Annuitants receiving payments pursuant to a variable Annuity Payout Option may be invested in a maximum of six Variable Investment Options at any given time. Contractowners and Annuitants who contemplate requesting a transfer should carefully consider their own objectives and the investment objectives, risks and restrictions pertaining to each Variable Investment Option and the Fixed-Rate Option involved in the proposed transfer before making the request. Frequent transfers may be inconsistent with the long-term objectives of the Contract.

     GIAC will implement transfers pursuant to written or telephone instructions received in Good Order at its Customer Service Office. Requests received by GIAC at its Customer Service Office prior to 3:30 p.m. (Eastern time) on a given business day will normally be implemented as of the end of that day. GIAC reserves the right to limit the frequency of transfers to not more than once every 30 days. Currently, no charge is made by GIAC for effecting any transfer. GIAC reserves the right, however, to impose such a charge in the future (up to a maximum charge of $25 per transfer). GIAC will deduct any transfer charge on a pro rata basis from the options from which the amounts are transferred.

     Telephone Transfers: GIAC will not honor telephone transfer instructions unless proper authorization has been provided either in the completed application for the Contract or in GIAC's telephone transfer authorization form. If the proper authorization is on file at GIAC's Customer Service Office, telephone transfer instructions may be given by calling 1-800-533-0099 between 9:00 a.m. and 3:30 p.m. (Eastern time) on days when GIAC is open for business. Each telephone transfer instruction must include a precise identification of the owner's Contract and the Contractowner's Personal Security Code. GIAC may accept telephone transfer instructions from any caller who properly identifies the correct Contract number and Personal Security Code. GIAC, GISC and the Funds shall not be liable for any loss, damage, cost or expense resulting from following telephone transfer instructions which any of them reasonably believed to be genuine. Thus, Contractowners risk possible loss of interest, capital appreciation and principal in the event of an unauthorized or fraudulent telephone transfer. All or part of any telephone conversation relating to transfer instructions may be recorded by GIAC without prior disclosure to the caller.

     Telephone transfer instructions apply only to allocations of previously invested monies. Such instructions may not be used to change the allocation instructions for any future premiums paid under the Contract. See "Allocation of Net Premium Payment" for information about changing allocation instructions for future premiums.

     During periods of drastic economic or market changes, it may be difficult to contact GIAC to request a telephone transfer. At such times, transfer requests may be made by regular or express mail and will be processed at the next Accumulation Unit Value calculated after their receipt pursuant to the terms and restrictions described in this "Transfers of Contract Values" section. GIAC reserves the right to modify, suspend or discontinue the telephone transfer privilege at any time and without prior notice.

     Transfer Rules During the Accumulation Period: During the Accumulation Period up until 30 days prior to the Annuity Commencement Date, the Contractowner may transfer all or part of the Accumulation Value among the Contract options, subject to the following:

          (1) Transfers from the Fixed-Rate Option to any Variable Investment Option are permitted only once per Contract year during the 30-day period beginning on the Contract Anniversary Date, except as permitted pursuant to the Dollar Cost Averaging feature described below. Amounts will be transferred from the Fixed-Rate Option to any Variable Investment Option in the same order such amounts were allocated to the Fixed-Rate Option. This means that amounts on deposit in the Fixed-Rate Option for the longest period of time will be the first amounts so transferred. The maximum amount which may currently be transferred out of the Fixed-Rate Option each year is the greater of: (1) 331/3% of the amount in the Fixed-Rate Option as of the applicable Contract Anniversary Date, or (2) $10,000 or (3) the product of the total dollar amount transferred from the Fixed-Rate Option in the previous Contract year, multiplied by a factor of 1.15.

          (2) Each transfer involving the Contract's Variable Investment Options will be based upon the next Accumulation Unit value calculated after proper transfer instructions are received by GIAC at its Customer Service Office.

     Transfers Rules After the Annuity Commencement Date: After the Annuity Commencement Date, a Contractowner may also transfer all or part of the Annuity Value among the Variable Investment Options. However, such transfers may be made only once each calendar year. No transfers into or out of the Fixed-Rate Option are currently permitted after the Annuity Commencement Date.

Surrenders and Partial Withdrawals

     During the Accumulation Period and while the Annuitant and all Contractowners are living, the Contractowner may redeem the Contract in whole (known as a "surrender") or in part (known as a "partial withdrawal"). Surrenders and partial withdrawals must be requested in writing in Good Order. A surrender request must be accompanied by the Contract (or an acceptable affidavit of loss) to be deemed in Good Order. GIAC will not process a surrender request prior to receipt of the Contract (or an acceptable affidavit of loss) at its Customer Service Office. GIAC will not honor a request for a surrender or partial withdrawal after the Annuity Commencement Date.

     If a surrender or partial withdrawal is made, a contingent deferred sales charge will be imposed, if applicable. (See "Charges and Deductions -- Contingent Deferred Sales Charge.")

     A surrender or partial withdrawal is effected by cancelling Accumulation Units which have an aggregate value equal to the dollar amount of the requested surrender or partial withdrawal as next calculated following receipt by GIAC at its Customer Service Office of a proper written request for the surrender or partial withdrawal. If applicable, any Contract charges and any contingent deferred sales charges will be deducted from the surrender proceeds or, in the case of a partial withdrawal, from the remaining Accumulation Value by the cancellation of additional Accumulation Units. If the Accumulation Value remaining after a partial withdrawal is less than $ 500, GIAC reserves the right to redeem the total Accumulation Value and pay it to the Contractowner in cancellation of the Contract. Such an involuntary surrender is subject to any then applicable Contract administrative charge or contingent deferred sales charge. (See "Charges and Deductions -- Contingent Deferred Sales Charge".)

     Except as noted below, Accumulation Units will be cancelled in the following order: First, GIAC will cancel all the Variable Accumulation Units attributable to the Investment Divisions. Cancellation of the Variable Accumulation Units attributable to the Investment Divisions will be on a pro rata basis, reflecting the existing distribution of the Variable Accumulation Units unless the Contractowner instructs otherwise. Second, GIAC will cancel all Fixed Accumulation Units attributable to the Fixed-Rate Option.

     No contingent deferred sales charge will be imposed and the above ordering rules will not apply if amounts are withdrawn directly from the Fixed-Rate Option in accordance with the bailout provision described in the section entitled "Description of the Fixed-Rate Option."

     Payment of a surrender or partial withdrawal will ordinarily be made within seven (7) days after the date GIAC receives the written request in Good Order at its Customer Service Office. GIAC can delay the payment if the Contract is being contested and may postpone the calculation or payment of any partial withdrawals or surrender proceeds or transfer of amounts based on investment performance of the Investment Divisions if: (1) the New York Stock Exchange is closed for trading or trading has been suspended; or (2) the Securities and Exchange Commission restricts trading or determines that a state of emergency exists which may make payment or transfer impracticable.

     NOTE: Withdrawals from Contracts issued in connection with Section 403(b) qualified plans are restricted under the Code. See "Federal Tax Matters -- Qualified Contracts -- Section 403(b) Plans" for information about the circumstances under which withdrawals may be made from such Contracts.

     Questions regarding GIAC's surrender or withdrawal procedures should be directed to a customer service representative by calling toll-free 1-800-221-3253.

Other Contract Features and Important Information

     Dollar Cost Averaging: Contractowners may elect to systematically transfer specified level dollar amounts from the Cash Fund Investment Division or the Fixed-Rate Option to other Variable Investment Options and/or the Fixed-Rate Option at regular intervals. By transferring specific amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, a Contractowner may be less susceptible to the impact of market fluctuations. There is no guarantee, however, that such an investment method will result in profits or prevent losses.

     To take advantage of this program, a Contractowner predesignates a dollar amount to be automatically transferred from either the Cash Fund Investment Division or the Fixed-Rate Option to one or more of the other Variable Investment Options and/or the Fixed-Rate Option, provided that Accumulation Values may only be allocated among a maximum of six Contract options, including the Cash Fund Investment Division or the Fixed-Rate Option, at any given time. A Contractowner may elect this program at the time the Contract is purchased or anytime thereafter by properly completing a Dollar Cost Averaging election form and returning it to GIAC at its Customer Service Office at least three (3) business days prior to the Monthly Anniversary Date (the monthly anniversary measured from the issue date of the Contract or the last day of that calendar month, if earlier) on which the first transfer will be made. Transfers will then be made monthly for the period elected by the Contractowner. Contractowners participating in this program may not elect to Dollar Cost Average from both the Cash Fund Investment Division and the Fixed Rate Option concurrently.

     Dollar Cost Averaging from the Cash Fund Investment Division may be selected for 12, 24 or 36 month periods. Dollar Cost Averaging from the Fixed Rate Option may only be selected for a 36 month period. The total Accumulation Value at the time it is elected must be at least $10,000 for transfers over a 12 month period and $20,000 for transfers over a 24 or 36 month period. Transfers will be made in the amounts designated by the Contractowner and must be at least $100 per receiving Contract Option. When a Contractowner elects to participate in this program, the Accumulation Value attributable to the Cash Fund Investment Division or the Fixed Rate Option must be at least equal to the amount designated to be transferred on each Monthly Anniversary Date multiplied by the applicable monthly duration.

     Dollar Cost Averaging will terminate when any one of the following events occurs: (1) the number of designated monthly transfers has been completed; (2) the Accumulation Value attributable to the Cash Fund Investment Division or the Fixed Rate Option is insufficient to complete the next transfer; (3) the Contractowner requests termination in a writing received by GIAC at its Customer Service Office at least three (3) business days prior to the next Monthly Anniversary Date; (4) the Contract is surrendered; or (5) the Annuity Commencement Date occurs. Upon termination of Dollar Cost Averaging from the Fixed Rate Option, any further transfers from the Fixed Rate Option will be subject to the restrictions otherwise applicable to Fixed Rate Option. See "Description of the Contracts- Transfers of Contract Values".

     A Contractowner may reinstate Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing a new election form. Such requests received by GIAC at its Customer Service Office at least three (3) business days prior to the next Monthly Anniversary Date will be effective for such Monthly Anniversary Date.

     When utilizing Dollar Cost Averaging, a Contractowner must be invested in the Cash Fund Investment Division or the Fixed Rate Option, as applicable. Including these Contract options, the Contractowner may not be invested in more than a maximum of six Contract allocation options. The Dollar Cost Averaging program may not be elected after the Annuity Commencement Date.

     Portfolio Rebalancing: Under a Portfolio Rebalancing program, the Contractowner may maintain a specific percentage allocation of the Accumulation Value among the Variable Investment Options at a pre-designated level. The performance of the underlying options may cause the holdings in the applicable underlying options to shift beyond their designated allocation percentages. If the Contractowner participates in this program, GIAC will automatically transfer amounts among Variable Investment Options in order to return to the designated percentages. GAIC will process these transfers quarterly. The minimum Accumulation Value required to elect this program is $10,000. Modifications to percentage allocations or termination of participation in the program by the Contractowner must be made in writing. Any portion of the Contractowner's Accumulation Value allocated to the Fixed Rate Option will not be subject to asset rebalancing.

     GIAC reserves the right to modify or discontinue the Portfolio Rebalancing program upon written notice. Currently, no charge is made by GIAC for this service. GIAC reserves the right, however, to impose a fee for this program in the future.

     Assignment: Assignment of the Contractowner's interest in the Contract is prohibited when the Contract is used in connection with any retirement plan contemplated by Sections 401(a), 403(b) or 408 of the Code and any corporate retirement plan unless the Contractowner is not the Annuitant or the Annuitant's employer. An assignment of the Contract may be treated as a taxable distribution to the Contractowner. (See "Federal Tax Matters".)

     Reports: GIAC will send to each Contractowner, at least semi-annually, a report containing such financial information pertaining to the Separate Account as may be required by applicable laws, rules and regulations. In addition, a statement will be provided to each Contractowner at least annually which reports the number of Contract Accumulation Units and the value of such Accumulation Units under the Contract.

     Contractowner Inquiries: A Contractowner may direct inquiries to the individual who sold him or her the Contract or may call GIAC at 1-800-221-3253 or write directly to: The Guardian Insurance & Annuity Company, Inc., Customer Service Office, P.O. Box 26210, Lehigh Valley, Pennsylvania 18002.

                               PERFORMANCE RESULTS

     From time to time, performance information for the Account's Investment Divisions may be provided in advertisements, sales literature or materials furnished to existing or prospective Contractowners. All such information is based upon historical information and is not necessarily representative of future performance. More detailed information about the calculation of such historical performance information appears in the Statement of Additional Information.

     Total Returns: "Average annual total return," "total return" and "change in Accumulation Unit value" all reflect the change in the value of an investment in an Investment Division over a specified period, assuming the reinvestment of all income dividends and capital gains distributions. Average annual total returns show the average annual percentage change in value over a specified period. Total returns and changes in Accumulation Unit values, which are not annualized, show the total percentage change in value over a specified period.

     Promotional materials relating to an Investment Division's investment performance will always at least provide the average annual total returns for one, five and ten years, or the life of the Division's corresponding Fund, if shorter. Such required average annual total returns will reflect the effects of all charges, both recurring and non-recurring, incurred by the Fund, as well as all charges deducted under the terms of the Contract . However, promotional materials may also show average annual total returns which assume that a Contract continues in force after the end of the specified period. Such returns will not reflect the effects of the Contract's contingent deferred sales charge. Total returns and changes in Accumulation Unit values may not reflect certain specified charges deducted under the terms of the Contract .

     Yields: "Yield" figures may be quoted for the Investment Divisions which invest in shares of the Cash Fund and the Bond Fund. Current yield is a measure of the net investment income earned on a hypothetical investment over a specified base period of seven days for the Cash Fund Investment Division and 30 days (or one month) for the Bond Fund Investment Division. Yield is expressed as a percentage of the value of an Accumulation Unit at the beginning of the base period. Yields are annualized, which means that they assume that an Investment Division will generate the same level of net investment income over a one-year period. However, yields actually fluctuate daily.

     The Cash Fund Investment Division may also quote its "effective yield," which assumes that the net investment income earned during a base period will be earned and reinvested for a year. The effective yield will be slightly higher than the Cash Fund Investment Division's current yield due to the compounding effect created by assuming reinvestment of the Division's net investment income.

     Distribution Rates: On occasion, the Bond Fund Investment Division may quote historical or annualized distribution rates. A distribution rate is simply a measure of the level of income dividends and short-term capital gains distributed for a specified period. A distribution rate is not a complete measure of performance and may be higher than yield for certain periods.

     Comparative and Other Information: Advertisements and sales literature for the Separate Account's Investment Divisions may compare a Fund's performance to that of other investment vehicles or other mutual funds having similar investment objectives or programs which are offered through the separate accounts of other insurance companies. Promotional materials may also compare a Fund's performance to one or more indices of the types of securities which the Fund buys and sells for its portfolio, and be illustrated by tables, graphs or charts. Promotional materials may additionally contain references to types and characteristics of certain securities; features of a Fund's portfolio; financial markets; or historical, current or perceived economic trends within the United States or overseas. Topics of general investor interest, such as personal financial planning, may also be discussed.

     In addition, advertisements and sales literature may refer to or reprint all or portions of articles, reports, or independent rankings or ratings which relate to the Investment Division specifically, or to other comparable mutual funds or investment vehicles. None of the contents of such materials will be used to indicate future performance.

     Further information about each Investment Division's performance is contained in their respective Annual Report, which may be obtained from GISC free of charge.

     Advertisements and sales literature about the Contract and the Separate Account may also refer to ratings given to GIAC by insurance company rating organizations, such as Moody's Investors Service, Inc., Standard & Poor's Ratings Group, A.M. Best & Co. and Duff & Phelps. Such ratings relate only to GIAC's ability to meet its obligations under the Contract's Fixed-Rate Option and to pay the death benefits provided under the Contract.

     FEDERAL TAX MATTERS

General Information

     The operations of the Separate Account form a part of, and are taxed with GIAC's operations under the Code. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining the Accumulation and Annuity Unit values. Thus, investment income and realized net capital gains are automatically applied to increase reserves under the Contract. GIAC believes that investment income and capital gains attributable to the Separate Account are taxed under existing Federal income tax law but are offset by deductable reserve increases. Accordingly, GIAC does not anticipate that it will incur any Federal income tax liability attributable to the Separate Account and, therefore, GIAC does not currently make provisions for any such taxes. However, if changes in the Federal tax laws, or interpretations thereof, result in GIAC incurring a tax liability on income or gains attributable to the Separate Account or certain types of variable annuity contracts, then GIAC may impose a charge against the Separate Account (with respect to some or all Contracts) to pay such taxes.

Non-Qualified Contracts

     Diversification: Section 817(h) of the Code provides that variable annuity contracts will not be treated as annuities unless the underlying investments are "adequately diversified" in accordance with regulations prescribed by the Secretary of the Treasury. Such regulations require, among other things, that the Funds invest no more than 55% of the value of their respective assets in one investment; 70% in two investments; 80% in three investments; and 90% in four investments. GIAC intends that the Funds underlying the Contracts will be managed by the applicable investment managers so as to comply with these diversification requirements. If the diversification requirements are not met by each and every Variable Investment Option, the Contract could lose its overall tax status as an annuity, resulting in current taxation of the excess of Contract value over the "investment in the Contract." A Contractowner's "investment in the Contract" generally equals: (1) the aggregate amount of premium payments or other consideration paid for the Contract minus (2) the aggregate amount received under the Contract, to the extent such amount was not excluded from gross income.

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contractowner's gross income. The IRS has stated that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. To date, no regulations or rulings have been issued regarding the circumstances under which a contractowner's ability to control investments through premium allocation and transfer privileges would cause him or her to be treated as the owner of the assets in an insurance company's separate account. GIAC does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue to provide guidance in this area. Accordingly, GIAC reserves the right to modify the Contract as necessary to attempt to prevent the Contractowner from being considered the owner of the assets of the Separate Account or otherwise to maintain favorable tax treatment of the Contracts.

     Distribution of Benefits: Non-qualified Contracts will not be treated as annuity contracts for purposes of Section 72 of the Code unless the Contract provides that: (1) if any Contractowner dies on or after the Annuity Commencement Date, but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution in effect when the Contractowner died; and (2) if any Contractowner dies prior to the Annuity Commencement Date, the entire interest will be distributed within five years of the Contractowner's death. These requirements will be considered satisfied if that portion of the Contractowner's interest which is payable to or for the benefit of a "designated beneficiary," will be distributed over the life or life expectancy of any new owner and such distributions begin within one year of the Contractowner's death. The Contract's "new owner" is the person designated by the Contractowner as Beneficiary and to whom ownership of the Contract passes by reason of death. For this purpose, the Beneficiary must be a natural person. If the Beneficiary is the Contractowner's surviving spouse, the Contract may be continued with the surviving spouse as the new Contractowner. Non-qualified Contracts contain provisions intended to comply with Section 72(s) of the Code. However, regulations interpreting these requirements of the Code have not yet been issued. Accordingly, the provisions contained in such Contracts will be reviewed and may be modified to assure compliance with the Code's requirements when clarified by regulations or otherwise.

     Note: The remaining discussion concerning non-qualified Contracts assumes that the Contracts will be treated as annuities under Section 72 of the Code, that the underlying investments of the Contracts are "adequately diversified" under Section 817(h) of the Code, and that the Contract is not issued in connection with a retirement plan qualifying for favorable tax treatment under the Code.

     A Contractowner who is a natural person is generally not taxed on increases in the value of a Contract until distribution, either as a lump sum payment received by surrender or partial withdrawal, or as annuity payments. The assignment or pledge of any portion of the Contract value may be treated as a distribution. The taxed portion of a distribution (whether in the form of a lump sum payment or an annuity) is taxed as ordinary income.

     Contractowners who are not natural persons generally must include in income any increase in the excess of the Contract's Accumulation Value over the "investment in the Contract" during the taxable year, whether or not such increase is distributed. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss these with a competent tax adviser.

     The following discussion applies to Contracts owned by natural persons.

     Generally, amounts received by surrender or partial withdrawal are first treated as taxable income to the extent that the Contract's Accumulation Value immediately before the surrender/withdrawal exceeds the "investment in the contract." Any additional amount withdrawn is not taxable.

     Although the tax consequences may vary depending on the form of Annuity Payout Option selected, the recipient of an Annuity Payment generally is taxed on the portion of such payment that exceeds the "investment in the contract." For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. The entire distribution will be fully taxable once the recipient has recovered the dollar amount of the "investment in the contract."

     A penalty tax on surrenders or withdrawals equal to 10% of the amount treated as taxable income may be imposed unless such surrender or withdrawal is:
(1) made on or after age 591/2; (2) made as a result of death or disability; or
(3) received in substantially equal installments as a life annuity (subject to special "recapture" rules if the series of payments is subsequently modified).

     Annuity distributions are generally subject to withholding for the recipient's income tax liability. The withholding rates vary according to the type of the distribution and the recipient's tax status. Recipients generally may elect not to have tax withheld from distributions. Redemption requests that do not indicate a preference regarding withholding will be delayed in processing until a preference form has been properly completed and received at GIAC's Customer Service Office. Withholding on taxable distributions is generally required if the recipient fails to provide GIAC with his or her correct Social Security number or if the recipient is a U.S. citizen or expatriate living abroad.

     Amounts may be distributed from a Contract because of the death of a Contractowner or the Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum they are taxed in the same manner as a full surrender of the Contract as described above; or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments as described above. For these purposes, the investment in the contract is not affected by the Contractowner's or Annuitant's death. That is, the investment in the contract remains the amount of any purchase payments paid which were not excluded from gross income.

     All non-qualified deferred annuity contracts that are issued by GIAC or its affiliates to the same Contractowner during any calendar year are to be aggregated for purposes of determining the amount includable in the Contractowner's gross income under Section 72(e) of the Code. Thus, the proceeds of a partial withdrawal, surrender or assignment of one or more non-qualified deferred annuity contracts entered into during the same calendar year will be includable in the Contractowner's income to the extent of the aggregate excess of the accumulation values over the investment in all such contracts ("investment in the contract" is defined above). Potential purchasers of more than one non-qualified annuity contract should seek advice from legal or tax counsel as to the possible implications of these rules on the contracts they intend to purchase.

     Transferring the ownership of a Contract, or designating an Annuitant, payee or other Beneficiary who is not also the Contractowner, the selection of certain Annuity Commencement Dates, or the assignment or exchange of a Contract, may result in certain income or gift tax consequences to the Contractowner that are beyond the scope of this discussion. A Contractowner contemplating any transfer or assignment of a Contract should contact a competent tax adviser about the potential tax effects of such a transaction.

     Possible Tax Changes: In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this Prospectus Congress is not considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

Qualified Contracts

     Generally, increases in the value of amounts under a Contract purchased in connection with a retirement plan qualifying for favorable tax treatment under the Code are not taxable until benefits are received. However, the rules governing the tax treatment of contributions and distributions under qualified plans, as set forth in the Code and applicable rulings and regulations, are complex and subject to change. These rules also vary according to the type of plan and the terms and conditions of the plan itself. Therefore, this Prospectus does not attempt to provide more than general information about the use of the Contracts with these various types of plans. Contractowners, Annuitants, and Beneficiaries under qualified plans should be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans, regardless of the terms and conditions of the Contracts issued in connection with such plans. Some retirement plans are subject to distribution and other requirements that are not incorporated into GIAC's Contract administration procedures. Contractowners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Contract.

     Following are brief descriptions of the various types of plans with which the Contracts described in this Prospectus may be used:

          Section 403(b) Plans: Section 403(b) of the Code permits public schools and employers specified in Section 501(c)(3) of the Code to purchase annuity contracts and mutual fund shares through a Section 403(b)(7) custodial account on behalf of their employees. Subject to certain limitations, the purchase payments for such contracts or mutual fund shares are excluded from the employees' gross income for tax purposes. However, these payments may be subject to FICA (Social Security) taxes. These annuity contracts are commonly referred to as "tax-sheltered annuities."

          Distributions from tax-sheltered annuities are restricted unless the employee is age 59 1/2, separates from service, dies, becomes disabled, or incurs a hardship. The employee may not surrender amounts attributable to either: (1) salary reduction contributions made in years beginning after December 31, 1988; (2) income attributable to salary reduction contributions made in years beginning after December 31, 1988; or (3) income in years beginning after December 31, 1988 on salary reduction accumulations held as of December 31, 1988. Hardship withdrawals are further limited to salary reduction contributions only, and may not include income earned thereon. Hardship withdrawals are generally subject to tax penalties and contingent deferred sales charges.

          If a Contract is purchased as a tax-sheltered annuity under Section 403(b) of the Code, it is subject to the restrictions on redemption described above. These restrictions on redemption are imposed by the Separate Account and GIAC in full compliance with and in reliance upon the terms and conditions of a no-action letter on this subject issued by the staff of the Securities and Exchange Commission.

          Prospective purchasers of the Contracts as tax-sheltered annuities should seek advice from legal or tax counsel about their eligibility to purchase a tax-sheltered annuity, limitations on permissible amounts of purchase payments, distribution restrictions, and tax consequences of distribution.

          Individual Retirement Accounts: Sections 219 and 408 of the Code permit individuals to contribute to an individual Retirement program known as an "Individual Retirement Account" or "IRA." IRAs are subject to limitations on the amount which may be contributed and deducted, and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into an IRA on a tax-deferred basis. Individuals who purchase Contracts for use with an IRA will receive, in addition to this Prospectus and a copy of the Contract, a brochure containing information about eligibility, contribution limits, tax consequences and other particulars concerning IRAs. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements.

          Corporate Pension and Profit-Sharing Plans: Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract.

     The following rules generally apply to distributions from Contracts purchased in connection with the plans discussed above:

     That portion of any contribution under a Contract made by or on behalf of an individual (typically an employee) which is not excluded from his or her gross income (generally, the individual's own nondeductible contribution) constitutes his or her "investment in the contract." If a distribution is made in the form of annuity payments, the investment in the contract (adjusted for certain refund provisions) divided by the Annuitant's life expectancy (or other period for which annuity payments are expected to be made) constitutes a tax-free return of capital each year. The entire distribution will be fully taxable once the Annuitant (or other appropriate payee) is deemed to have recovered the dollar amount of the investment in the Contract. The dollar amount of annuity payments received in any year in excess of such return is taxable as ordinary income.

     If a surrender of or partial withdrawal from a Contract held in connection with a Section 401(a) plan is effected and a distribution is made in a single payment, the proceeds may qualify for special "lump-sum distribution" treatment. Otherwise, the amount by which the payment exceeds the "investment in the contract" (adjusted for any prior partial withdrawal) will generally be taxed as ordinary income in the year of receipt, unless it is validly "rolled over" into an IRA or another qualified plan.

     A penalty tax of 10% will be imposed on the taxable portion of surrenders or partial withdrawals from all qualified Contracts, except under circumstances similar to those relating to non-qualified Contracts (see above). Other adverse tax consequences may result if distributions do not conform to specified commencement and minimum distribution rules, or if aggregate distributions exceed a specified annual amount, and in other circumstances.

     The taxation of benefits payable upon an employee's death to his or her Beneficiary generally follows these same principles, subject to a variety of special rules. In particular, the tax on death benefits to be paid as a lump sum may be deferred if, within 60 days after the lump sum becomes payable, the Beneficiary instead elects to receive annuity payments.

     Distributions from qualified plans are generally subject to the same withholding rules as distributions from non-qualified Contracts. Certain distributions from qualified plans are subject to mandatory federal income tax withholding.

     Restrictions under Qualified Contracts: Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

Other Considerations

     Presently, GIAC makes no charge to the Separate Account for any Federal, state or local taxes (other than state annuity taxes) that it incurs which may be attributable to the Separate Account or to the Contracts. GIAC, however, reserves the right to make a charge for any such taxes or other economic burden which may result from the application of the tax laws and that GIAC determines to be attributable to the Separate Account or to the Contracts. If any tax charges are made in the future, they will be accumulated daily and transferred from the Separate Account to GIAC's general account.

     Because of the complexity of the Federal tax law, and the fact that tax results will vary according to the factual status of the entity or individual involved, tax advice may be needed by anyone contemplating the purchase of a Contract or the exercise of the various elections under the Contract. It should be understood that this Prospectus' discussion of the Federal income tax consequences of owning a Contract is not an exhaustive discussion of all tax questions that might arise under the Contract and that special rules exist in the Code with respect to situations not discussed here. No representation is made regarding the likelihood of the continuation of current Federal tax laws or interpretations thereof by the Internal Revenue Service. No attempt has been made to consider any applicable state, local or other tax laws, except with respect to the imposition of any annuity taxes.

     GIAC does not make any guarantee regarding the tax status of any Contract and the above tax discussion is not intended as tax advice.

                                  VOTING RIGHTS

     To the extent required by applicable law, GIAC will vote the Fund shares that it owns through the Separate Account according to instructions received from Contractowners having an interest in such Fund's shares. GIAC will vote shares for which no instructions are received in the same proportion as it votes shares for which it has received instructions. GIAC will typically vote any Fund shares that it is entitled to vote directly due to amounts it has contributed or accumulated in the applicable Investment Division FOR proposals presented by Fund Management. If the applicable law or interpretations thereof change so as to permit GIAC to vote a Fund's shares in GIAC's own right or to restrict Contractowner voting, GIAC reserves the right to do so.

     GIAC will seek voting instructions from Contractowners for the number of shares attributable to their Contracts. Contractowners are entitled to provide instructions if, on the applicable record date, they have allocated values to the Investment Division which corresponds to the Fund for which a shareholder meeting is called.

     Prior to the Annuity Commencement Date, the Contractowner has the voting interest under a Contract. The number of shares held in an Investment Division which are attributable to a Contract is determined by dividing the Contractowner's Accumulation Value in that Investment Division by the net asset value per share of the applicable Fund.

     After the Annuity Commencement Date, the person then entitled to receive Annuity Payments has the voting interest. This voting interest will generally decrease with the gradual reduction of the Contract value during the annuity payout period. The number of shares held in an Investment Division which are attributable to an annuitized Contract is determined by dividing the reserve for such Contract by the net asset value per share of the applicable Fund.

     There are no voting rights with respect to the Fixed-Rate Option.

                          DISTRIBUTION OF THE CONTRACT

     The Contract is sold by insurance agents who are licensed by GIAC and who are either registered representatives of GISC or of broker-dealer firms which have entered into sales agreements with GISC and GIAC. GISC and such other broker-dealers are members of the National Association of Securities Dealers, Inc. In connection with the sale of the Contracts, GIAC will generally pay sales commissions to these individuals or entities which may vary but, in the aggregate, are not anticipated to exceed an amount equal to 7% of each Contract premium payment. GIAC also reserves the right to pay additional sales compensation of up to .13% of the value of the Contract annually in connection with those Contracts which have an Enhanced Death Benefit Rider in force. Where permitted by state law, GIAC reserves the right to pay additional sales or service compensation while a contract is in force based on the value of a Contract. Additional amounts may also be paid in connection with special promotional incentives. The principal underwriter of the Contracts is GISC, located at 201 Park Avenue South, New York, New York 10003.

                          RIGHT TO CANCEL THE CONTRACT

     The Contractowner has the right to examine the Contract and return it for cancellation by returning the Contract to GIAC's Customer Services Office, or to the registered representative through whom it was purchased, within 10 days of receipt of the Contract. Longer periods may apply in some states. The Contract and a cancellation notice must be delivered or mailed to cancel this Contract. Any notice given by mail is effective upon being postmarked, properly addressed and postage paid. The Contractowner will then receive from GIAC an amount equal to the sum of (i) the difference between the premiums paid (including any Contract fees, annuity taxes or other charges) and the amounts allocated to any Variable Investment Options and the Fixed-Rate Option under the Contract, and
(ii) the Accumulation Value of the Contract on the date GIAC receives the surrendered Contract at its Customer Service Office. In the event that state law so requires, the Contractowner will instead receive the total premium paid for the Contract.

                                LEGAL PROCEEDINGS

     There are no material legal proceedings pending to which the Separate Account or GIAC is a party.

                             ADDITIONAL INFORMATION

     The Statement of Additional Information contains more details about the Contract described by this Prospectus and is available in accordance with the directions on page one of this Prospectus. The contents of that document are detailed below:



                       Statement of Additional Information
                                Table of Contents

                                                                           Page

Services to the Separate Account                                            B-2
Annuity Payments                                                            B-2
Performance Data                                                            B-7
Valuation of Assets of the Separate Account                                 B-7
Transferability Restrictions                                                B-7
Experts                                                                     B-7
Financial Statements                                                        B-7

         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                 Issued Through
                         THE GUARDIAN SEPARATE ACCOUNT E
                                       OF
                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

--------------------------------------------------------------------------------
           Statement of Additional Information dated September 2, 1997
--------------------------------------------------------------------------------

     This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account E (marketed under the name "The Guardian Investor Retirement Asset Manager") dated September 2, 1997

     A free Prospectus is available upon request by writing or calling:

                 The Guardian Insurance & Annuity Company, Inc.
                             Customer Service Office
                P.O. Box 26210 Lehigh Valley, Pennsylvania 18002
                                 1-800-221-3253


     Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

                                TABLE OF CONTENTS

                                                                           Page

Services to the Separate Account                                            B-2
Annuity Payments                                                            B-2
Performance Data                                                            B-3
Valuation of Assets of the Separate Account                                 B-7
Transferability Restrictions                                                B-7
Experts                                                                     B-7
Financial Statements                                                        B-7

                        SERVICES TO THE SEPARATE ACCOUNT

     The Guardian Insurance & Annuity Company, Inc. ("GIAC") maintains the books and records of The Guardian Separate Account E (the "Separate Account"). GIAC, a wholly owned subsidiary of The Guardian Life Insurance Company of America, acts as custodian of the assets of the Separate Account. GIAC bears all expenses incurred in the operations of the Separate Account, except the mortality and expense risk charge and the administrative charge (as described in the Prospectus), which are borne by the Contractowner.

     The firm of Price Waterhouse LLP, 1177 Avenue of the Americas, New York, New York 10036 currently serves as independent accountants for GIAC and the Separate Account.

     Guardian Investor Services Corporation ("GISC"), a wholly owned subsidiary of GIAC, serves as principal underwriter for the Separate Account pursuant to a distribution and service agreement between GIAC and GISC. The Contracts are offered continuously and are sold by GIAC insurance agents who are registered representatives of either GISC or of other broker-dealers which have selling agreements with GISC and GIAC.

                                ANNUITY PAYMENTS

     The objective of the Contracts is to provide benefit payments which will increase at a rate sufficient to maintain purchasing power at a constant level. For this to occur, the actual net investment rate must exceed the assumed investment rate of 4% by an amount equal to the rate of inflation. Of course, no assurance can be made that this objective will be met. If the assumed interest rate were to be increased, benefit payments would start at a higher level but would increase more slowly or decrease more rapidly. Likewise, a lower assumed interest rate would provide a lower initial payment with greater increases or lesser decreases in subsequent Annuity Payments.

     Value of an Annuity Unit: The value of an Annuity Unit is determined independently for each of the Variable Investment Options. For any Valuation Period, the value of an Annuity Unit is equal to the value for the immediately preceding Valuation Period multiplied by the annuity change factor for the current Valuation Period. The Annuity Unit value for a Valuation Period is the value determined as of the end of such period. The annuity change factor is equal to the net investment factor for the same Valuation Period adjusted to neutralize the assumed investment return used in determining the Annuity Payments. The net investment factor is reduced by (a) the mortality and expense risk charges, (b) administrative expenses and (c) if applicable, the Enhanced Death Benefit Rider charge on an annual basis during the life of the Contract. The dollar amount of any monthly payment due after the first monthly payment under a Variable Investment Option will be determined by multiplying the number of Annuity Units by the value of an Annuity Unit for the Valuation Period ending ten (10) days prior to the Valuation Period in which the monthly payment is due.

     Determination of the First Monthly Annuity Payment: At the time Annuity Payments begin, the value of the Contractowner's account is determined by multiplying the appropriate Variable or Fixed Accumulation Unit Value on the Valuation Period ten (10) days before the date the first variable or fixed Annuity Payment is due by the corresponding number of Variable or Fixed Accumulation Units credited to the Contractowner's account as of the date the first Annuity Payment is due, less any applicable premium taxes not previously deducted.

     The Contracts contain tables reflecting the dollar amount of the first monthly payment which can be purchased with each $1,000 of value accumulated under the Contract. The amounts depend on the variable or fixed Annuity Payout Option selected, the mortality table used under the Contract (the 1983 Individual Mortality Table a projected using Scale G) and the nearest age of the Annuitant. The first Annuity Payment is determined by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of value accumulated under the Contract.

     Determination of the Second and Subsequent Monthly Variable Annuity
Payments: The amount of the second and subsequent variable Annuity Payments is determined by multiplying the number of Annuity Units by the appropriate Annuity Unit Value as of the valuation period ten (10) days prior to the day such payment is due. The number of Annuity Units under a Contract is determined by dividing the first monthly variable Annuity Payment by the value of the appropriate Annuity Unit on the date of such payment. This number of Annuity Units remains fixed during the variable Annuity Payment period, provided no transfers among the Variable Investment Options are made. If a transfer among the Variable Investment Options is made, the number of Annuity Units will be adjusted accordingly.

     The assumed investment return of 4% under the Contract is the measuring point for subsequent variable Annuity Payments. If the actual net investment rate (on an annual basis) remains constant at 4%, the variable Annuity Payments will remain constant. If the actual net investment rate exceeds 4%, the variable Annuity Payment will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 4%, variable Annuity Payments will decrease.

     The second and subsequent monthly payments made under a Fixed Annuity Payout Option will be equal to the amount of the first monthly fixed Annuity Payment (described above).

                                PERFORMANCE DATA

     The tables below provide performance results for each of the Separate Account's Investment Divisions (except for The Guardian Small Cap Stock Fund which commenced the public offering of its shares on June 1, 1997.) through December 31, 1996. The results shown in this section are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Contractowner. Moreover, the performance information for each Investment Division reflects the investment experience of its underlying Funds for periods prior to the commencement of operations of the Separate Account (June 1, 1997) if the Funds existed prior to such date. Such results were calculated by applying all Contract and Separate Account level charges to the historical Fund performance results for such prior periods. During such prior periods, the Funds were utilized as the underlying Funds for other separate accounts of GIAC which were established in connection with the issuance of other variable contracts.

Average Annual Total Return Calculations

     The first section of the following table was calculated using the standardized method prescribed by the Securities and Exchange Commission. It illustrates each Investment Division's average annual total return over the periods shown. The average annual total return for an Investment Division for a specified period is determined by reference to a hypothetical $1,000 investment that includes capital appreciation and depreciation for the stated period, according to the following formula:

                                 P(1 + T)n = ERV

     Where:    P    =    A hypothetical purchase of $1,000 from which no sales
                         load is deducted.

               T    =    average annual total return.

               n    =    number of years.

             ERV    =    ending redeemable value of the hypothetical $1,000
                         purchase at the end of the period.

     Each calculation assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period, that no transfers or additional purchase payments were made and the surrender of the Contract at the end of each period. The Investment Division's average annual total return is the annual rate that would be necessary to achieve the ending value of an investment kept in the Investment Division for the period specified. The rate of return reflects all charges assessed against a Contract and at the Separate Account level except for any annuity taxes that may be payable. The charges reflected include any applicable contingent deferred sales charge; the mortality and expense risk charge; and a pro-rated portion of the contract administration fee. See the Prospectus for a detailed description of such charges.

     The second section of the table was calculated in the same manner as the first except that no contingent deferred sales charge was deducted since it is assumed that the Contract continues through the end of each period.

                                               Average Annual Total Return for a
                                               Contract Surrendered on 12/31/96              Average Annual Total Return on 12/31/96
                                       (EDB= Enhanced Death Benefit/ BC- Basic Contract)              Assuming Contract Continues
                                       -------------------------------------------------      --------------------------------------
                                               Length of Investment Period                          Length of Investment Period
                                       -------------------------------------------------      --------------------------------------

                                                                           Ten Years (or                              Ten Years (or
                                                                            Since Fund                                 Since Fund
Investment Division      Date of Fund                                       Inception,                                 Inception,
Corresponding To          Inception          One Year        Five Years     If  Less)      One Year      Five Years     If  Less)
The Guardian Cash                             %EDB
Fund                                          %BC
                            1/7/82           -2.63              1.32           4.01          3.37           2.43           4.01
                                             -2.43              1.53           4.22          3.57           2.64           4.22

The Guardian Bond
Fund                        5/1/83           -4.72              4.03           6.36          1.28           5.04           6.36
                                             -4.51              4.25           6.58          1.49           5.25           6.58

The Guardian Stock
Fund                        4/13/83          18.93             16.96          14.21         24.93          17.59          14.21
                                             19.18             17.20          14.44         25.18          17.83          14.44

The Guardian Small
Cap Stock Fund              5/1/97            N/A               N/A            N/A           N/A            N/A            N/A
                                              N/A               N/A            N/A           N/A            N/A            N/A

Gabelli Capital
Asset Fund                  5/1/95            3.30              N/A            6.62          9.30           N/A           10.04
                                              3.52              N/A            6.83          9.52           N/A           10.25

Baillie Gifford
International Fund          2/8/91            7.63              7.01           7.67         13.63           7.91           7.90
                                              7.86              7.23           7.89         13.86           8.12           8.12

Baillie Gifford
Emerging Markets
Fund                       10/17/94          16.66              N/A            0.16         22.66           N/A            2.40
                                             16.90              N/A            0.37         22.90           N/A            2.60

Value Line Centurion
Fund ("VLCF")              11/15/83           9.52             10.67          13.39         15.52          11.46          13.39
                                              9.75             10.90          13.62         15.75          11.68          13.62

Value Line Strategic
Asset Management
Trust ("VLSAM")             10/1/87           8.08             10.22          12.48         14.08          11.02          12.48
                                              8.30             10.45          12.70         14.30          11.25          12.70

MFS Growth With
Income Series               10/9/95          16.52              N/A           19.36         22.52           N/A           24.05
                                             16.77              N/A           19.61         22.77           N/A           24.30

Change in Accumulation Unit Value

     The following performance information illustrates the cumulative change and the actual annual change in Accumulation Unit values for the periods specified for each Investment Division and is computed differently than the standardized average annual total return information.

     An Investment Division's cumulative change in Accumulation Unit values is the rate at which the value of an Accumulation Unit changed over the time period illustrated. The actual annual change in Accumulation Unit values is the rate at which the value of an Accumulation Unit changed over each 12-month period illustrated. The rates of change in Accumulation Unit values quoted in the tables reflect a deduction for the mortality and expense risk charge, administrative charge, and when applicable, the Enhanced Death Benefit charge. They do not reflect deductions for any contingent deferred sales charge, contract administration fee or annuity taxes. The rates of change would be lower if these charges were included.

                                                            Cumulative Change in Accumulation Unit Value
                                                                 for Period Ended December 31, 1996
                                                      -----------------------------------------------------------------

                                                                                                  Ten Years (or
                                                                                                    Since Fund
     Investment Division                                                                            Inception,         Date of Fund
       Corresponding To                                One Year                 Five Years           If Less)            Inception
The Guardian Cash Fund                                  3.67                     14.43               52.56                   1/7/82
The Guardian Bond Fund                                  1.58                     29.76               90.85                   5/1/83
The Guardian Stock Fund                                25.30                    128.17              289.00                  4/13/83
The Guardian Small Cap Stock Fund                       N/A                       N/A                 N/A                    5/1/97
Gabelli Capital Asset Fund                              9.62                      N/A                17.82                   5/1/95
Baillie Gifford International Fund                     13.96                     48.47               59.31                   2/8/91
Baillie Gifford Emerging Markets Fund                  23.02                      N/A                 6.04                 10/17/94
Value Line Centurion Fund                              15.86                     74.59              261.95                 11/15/83
Value Line Strategic Asset Management Trust            14.41                     71.20              204.83                  10/1/87
MFS Growth With Income Series                          22.77                      N/A                30.53                  10/9/95

Change in Accumulation Unit Value for 12-Month Period ended December 31,
(For Contracts without Enhanced Death Benefit)

Investment Division
Corresponding To               1986    1987      1988     1989     1990      1991     1992     1993     1994      1995      1996
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Cash Fund          5.06    5.03      5.99     7.68      6.66     4.27     1.93      1.36     2.52     4.22      3.67
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Bond Fund         13.41   -0.93      8.33    12.46      6.22    14.74     6.35      8.48    -4.66    16.12      1.58
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Stock Fund        15.64    0.59     18.86    21.89    -12.87    34.26    18.57     18.46    -2.51    32.98     25.30
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Small Cap
Stock Fund
-----------------------------------------------------------------------------------------------------------------------------------
Gabelli Capital Asset Fund                                                                                                   9.62
-----------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford International
Fund                                                                                 -10.05     32.36    -0.39     9.84     13.96
-----------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford Emerging
Markets Fund                                                                                                      -1.84     23.02
-----------------------------------------------------------------------------------------------------------------------------------
Value Line Centurion Fund
("VLCF")                       15.41   -4.07      6.24    29.85      4.24    50.28     4.60      7.84    -3.43    38.33     15.86
-----------------------------------------------------------------------------------------------------------------------------------
Value Line Strategic Asset
Management Trust
("VLSAM")                                         8.81    23.99     -1.40    41.55    13.61     10.46    -6.07    26.93     14.41
-----------------------------------------------------------------------------------------------------------------------------------
MFS Growth With
Income                                                                                                                      22.77
-----------------------------------------------------------------------------------------------------------------------------------


Change in Accumulation Unit Value for 12-Month Period ended December 31, (For Contracts with Enhanced Death Benefit)

Investment Division
Corresponding To               1986    1987      1988     1989     1990      1991     1992     1993     1994      1995      1996
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Cash Fund          4.85    4.82      5.77     7.46     6.45      4.07     1.72     1.16     2.32      4.01      3.47
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Bond Fund         13.18   -1.13      8.11    12.23     6.00     14.51     6.14     8.26    -4.85     15.89      1.38
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Stock Fund        15.41    0.39     18.63    21.65   -13.05     33.99    18.33    18.22    -2.70     32.71     25.05
-----------------------------------------------------------------------------------------------------------------------------------
The Guardian Small Cap
Stock Fund
-----------------------------------------------------------------------------------------------------------------------------------
Gabelli Capital Asset Fund                                                                                                   9.40
-----------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford International
Fund                                                                                 -10.22    32.10    -0.58      9.62     13.74
-----------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford Emerging
Markets Fund                                                                                                      -2.04     22.77
-----------------------------------------------------------------------------------------------------------------------------------
Value Line Centurion Fund
("VLCF")                       15.18   -4.26      6.03    29.59     4.03     49.98     4.39     7.63    -3.63     38.05     15.63
-----------------------------------------------------------------------------------------------------------------------------------
Value Line Strategic Asset
Management Trust
("VLSAM")                                         8.59    23.74    -1.60     41.26    13.39    10.24    -6.25     26.68     14.18
-----------------------------------------------------------------------------------------------------------------------------------
MFS Growth With
Income Series                                                                                                               22.64
-----------------------------------------------------------------------------------------------------------------------------------

* From date of commencement of public offering of Fund's shares through December 31.

Calculation of Yield Quotations for the Cash Fund Investment Division

     The yield of the Investment Division of the Separate Account investing in the Cash Fund represents the net change, exclusive of gains and losses realized by the Investment Division or the Cash Fund and unrealized appreciation and depreciation with respect to the Cash Fund's portfolio of securities, in the value of a hypothetical pre- existing Contract that is credited with one Accumulation Unit at the beginning of the period for which yield is determined (the "base period"). The base period generally will be a seven-day period. The current yield for a base period is calculated by dividing (1) the net change in the value of the Contract for the base period (see "Accumulation Period" in the Prospectus) by (2) the value of the Contract at the beginning of the base period and multiplying the result by 365/7. Deductions from purchase payments (for example, any applicable premium taxes) and any applicable contingent deferred sales charge assessed at the time of withdrawal or annuitization are not reflected in the computation of current yield of the Investment Division. The determination of net change in Contract value reflects all deductions that are charged to a Contractowner, in proportion to the length of the base period and the Investment Division's average Contract size. The current annualized yield of the Cash Fund Investment Division for the 7-day period ended December 31, 1996 was 4.94%.

     Yield also may be calculated on an effective or compound basis, which assumes continual reinvestment by the Investment Division throughout an entire year of net income earned by the Investment Division at the same rate as net income is earned in the base period. The effective or compound yield for a base period is calculated by (1) dividing (i) the net change in the value of the Contract for the base period by (ii) the value of the Contract as of the beginning of the base period, (2) adding 1 to the result, (3) raising the sum to a power equal to 365 divided by the number of days in the base period, and (4) subtracting 1 from the result. The effective annualized yield of the Cash Fund Investment Division for the 7-day period ended December 31, 1996 was 5.06%.

     The current and effective yields of the Cash Fund Investment Division will vary depending on prevailing interest rates, the operating expenses and the quality, maturity and type of instruments held in the Cash Fund's portfolio. Consequently, no yield quotation should be considered as representative of what the yield of the Investment Division may be for any specified period in the future. The yield is subject to fluctuation and is not guaranteed.

Performance Comparisons

     Advertisements and sales literature for the Separate Account's Investment Divisions and their underlying Funds may compare their performance to other investment vehicles and the separate accounts of other insurance companies as reflected in independent performance data furnished by sources such as Lipper Analytical Services, Inc., Morningstar, and Variable Annuity Research & Data Service, all of which are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. The performance analyses prepared by such services rank issuers on the basis of total return, assuming reinvestment of distributions, but may not take sales charges, redemption fees, or certain expense deductions into consideration.

                   VALUATION OF ASSETS OF THE SEPARATE ACCOUNT

     The value of Fund shares held in each Investment Division at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of a Fund has been suspended, or payment of redemption value has been postponed for the sole purpose of computing Annuity Payments, the shares held in the Separate Account (and corresponding Annuity Units) may be valued at fair value as determined in good faith by GIAC's Board of Directors.

                          TRANSFERABILITY RESTRICTIONS

     Where a Contract is owned in conjunction with a retirement plan qualified under the Internal Revenue Code of 1986, as amended ("Code"), a tax-sheltered annuity program or individual retirement account, and notwithstanding any other provisions ofthe Contract, the Contractowner may not change the ownership of the Contract nor may the Contract be sold, assigned or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than GIAC unless the Contractowner is the trustee of an employee trust qualified under the Code, the custodian of a custodial account treated as such, or the employer under a qualified non-trusteed pension plan.

                                     EXPERTS

     The statutory basis financial statements of GIAC as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 appearing in this Statement of Additional Information have been so included in reliance on the report of Price Waterhouse LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

     The statutory basis financial statements of GIAC which are set forth herein beginning on page B-8 should be considered only as bearing upon the ability of GIAC to meet its obligations under the Contracts.

     The Separate Account has not yet commenced operations and so no financial statements for the Separate Account are available.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                                 BALANCE SHEETS

========================================================================================================
                                                                                    December 31,
--------------------------------------------------------------------------------------------------------
                                                                               1996             1995
                                                                               ----             ----
ADMITTED ASSETS
Investments:
   Fixed maturities, principally at amortized cost
     (market: 1996-- $491,271,164; 1995-- $415,119,363)................  $  490,445,948   $  405,213,799
   Affiliated money market fund, at market, which approximates cost....       2,755,672        2,633,939
   Investment in subsidiary............................................       7,746,643        7,604,442
   Policy loans-- variable life insurance..............................      68,143,068       63,842,200
   Cash and short-term investments.....................................      17,825,039       17,983,654
   Investment in joint venture.........................................         285,874           44,418
   Accrued investment income receivable................................      10,553,405        9,771,251
   Due from parent and affiliates......................................       6,507,913        2,982,854
   Other assets........................................................      12,173,268        9,932,726
   Receivable from separate accounts...................................      11,606,587        3,543,010
   Variable annuity and EISP/CIP separate account assets...............   5,248,159,777    4,174,493,377
   Variable life separate account assets...............................     342,921,803      311,173,536
                                                                         --------------   --------------
     TOTAL ADMITTED ASSETS............................................   $6,219,124,997   $5,009,219,206
                                                                         ==============   ==============
LIABILITIES
Policy liabilities and accruals:
     Fixed deferred reserves...........................................  $  329,681,355   $  300,059,252
     Fixed immediate reserves..........................................       5,874,894        4,966,569
     Life reserves.....................................................      65,462,693       22,502,664
     Minimum death benefit guarantees..................................       1,257,777        1,171,951
     Policy loan collateral fund reserve...............................      65,762,820       61,798,105
Accrued expenses, taxes & commissions..................................       2,712,360        1,250,797
Due to parent and affiliates...........................................      15,304,638       16,072,198
Federal income taxes payable...........................................       4,743,447          636,681
Other liabilities......................................................      30,079,434       13,295,087
Asset valuation reserve................................................      15,121,269        9,341,353
Variable annuity and EISP/CIP separate account liabilities.............   5,193,574,218    4,129,376,222
Variable life separate account liabilities.............................     335,769,184      306,870,400
                                                                         --------------   --------------
     TOTAL LIABILITIES.................................................   6,065,344,089    4,867,341,279

COMMON STOCK AND SURPLUS
Common Stock, $100 par value, 20,000 shares authorized, issued and
   outstanding.........................................................       2,000,000        2,000,000
Additional paid-in surplus.............................................     137,398,292      137,398,292
Assigned and unassigned surplus........................................      14,382,616        2,479,635
                                                                         --------------   --------------
                                                                            153,780,908      141,877,927
                                                                         --------------   --------------
     TOTAL LIABILITIES, COMMON STOCK AND SURPLUS......................   $6,219,124,997   $5,009,219,206
                                                                         ==============   ==============

                       See notes to financial statements.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                            STATEMENTS OF OPERATIONS

========================================================================================================
                                                                       Year Ended December 31,
--------------------------------------------------------------------------------------------------------
                                                                1996            1995            1994
                                                                ----            ----            ----
REVENUES:
   Premiums and annuity considerations:
     Variable annuity considerations ....................  $ 731,792,764   $ 537,841,762   $ 533,763,975
     Life insurance premiums and fixed
     annuity considerations .............................     44,874,269      73,938,212      71,289,987
   Net investment income ................................     42,366,902      36,293,598      27,909,606
   Amortization of IMR ..................................        333,219         257,380         542,157
   Net gain from operations from separate accounts ......      8,860,462            --              --
   Service fees .........................................     58,774,486      46,560,286      35,858,692
   Variable life-- cost of insurance ....................      4,844,028       4,232,564       3,828,702
   Reserve adjustments on reinsurance ceded .............     30,636,445     (32,192,749)     84,062,188
   Commissions and expense allowances ...................     14,508,840      10,057,974      19,542,388
   Other income .........................................      2,535,356       1,127,526         819,726
                                                           -------------   -------------   -------------
                                                             939,526,771     678,116,553     777,617,421
                                                           -------------   -------------   -------------
BENEFITS AND EXPENSES:
   Benefits:
     Death benefits .....................................      6,785,456       4,774,584       3,740,612
     Annuity benefits ...................................    426,072,773     276,568,762     173,188,734
     Surrender benefits .................................     17,459,706      17,660,413       9,882,392
     Increase in reserves ...............................     82,891,516      65,349,399      80,386,221
   Net transfers to (from) separate accounts:
     Variable annuity and EISP/CIP ......................    323,093,897     252,772,988     448,425,833
     Variable life ......................................    (10,417,095)    (17,796,371)     (8,822,426)
   Commissions ..........................................     39,233,431      34,364,742      45,602,891
   General insurance expenses ...........................     42,523,892      25,888,456      15,083,859
   Taxes, licenses and fees .............................      3,723,858       2,477,492       2,731,840
   Reinsurance terminations .............................    (15,470,015)     11,002,701       3,517,681
                                                           -------------   -------------   -------------
                                                             915,897,419     673,063,166     773,737,637
                                                           -------------   -------------   -------------
        INCOME BEFORE INCOME
          TAXES AND REALIZED GAINS
          FROM INVESTMENTS ..............................     23,629,352       5,053,387       3,879,784
   Federal income taxes .................................      3,941,460         439,667         601,468
                                                           -------------   -------------   -------------
        INCOME BEFORE REALIZED
          GAINS FROM INVESTMENTS ........................     19,687,892       4,613,720       3,278,316
   Realized gains from investments, net of federal income
     taxes, net of transfer to IMR ......................          7,540         342,455          (2,232)
                                                           -------------   -------------   -------------
        NET INCOME ......................................  $  19,695,432   $   4,956,175   $   3,276,084
                                                           =============   =============   =============

                       See notes to financial statements.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                STATEMENTS OF CHANGES IN COMMON STOCK AND SURPLUS

=======================================================================================================
                                                                           Assigned and
                                                              Additional    Unassigned        Total
                                                    Common     Paid-in        Surplus      Common Stock
                                                     Stock     Surplus       (Deficit)      and Surplus
                                                    ------     --------      ---------     ------------
Balances at December 31, 1993.................   $2,000,000  $137,398,292    ($983,630)    $138,414,662
                                                 ----------  ------------  -----------     ------------
Net income from operations....................                               3,276,084        3,276,084
Decrease in unrealized appreciation of
   Company's investment in separate accounts,
   net of applicable taxes....................                                (527,471)        (527,471)
Decrease in unrealized appreciation of
   Company's investment in joint venture......                                (255,163)        (255,163)
Increase in unrealized appreciation of
   Company's investment in subsidiary.........                                  24,034           24,034
Decrease in non-admitted assets...............                                   5,818            5,818
Disallowed interest maintenance reserve.......                              (1,124,268)      (1,124,268)
Net increase in asset valuation reserve.......                              (2,233,163)      (2,233,163)
                                                 ----------  ------------  -----------     ------------
Balances at December 31, 1994.................    2,000,000   137,398,292   (1,817,759)     137,580,533
                                                 ----------  ------------  -----------     ------------
Net income from operations....................                               4,956,175        4,956,175
Increase in unrealized appreciation of
   Company's investment in separate accounts,
   net of applicable taxes....................                               3,024,930        3,024,930
Decrease in unrealized appreciation of
   Company's investment in joint venture......                                  (6,803)          (6,803)
Increase in unrealized appreciation of
   Company's investment in subsidiary.........                                 298,534          298,534
Increase in non-admitted assets...............                                  (7,078)          (7,078)
Disallowed interest maintenance reserve.......                                 143,080          143,080
Net increase in asset valuation reserve.......                              (4,111,444)      (4,111,444)
                                                 ----------  ------------  -----------     ------------
Balances at December 31, 1995.................    2,000,000   137,398,292    2,479,635      141,877,927
                                                 ----------  ------------  -----------     ------------
Net income from operations....................                              19,695,433       19,695,433
Tax on prior years separate account
   seed investment unrealized gains...........                                (104,732)        (104,732)
Increase in unrealized appreciation of
   Company's investment in joint venture......                                 241,456          241,456
Increase in unrealized appreciation of
   Company's investment in subsidiary.........                                 142,201          142,201
Decrease in unrealized appreciation of
   Company's investment in other assets.......                                  (9,384)          (9,384)
Increase in non-admitted assets...............                                 (80,815)         (80,815)
Disallowed interest maintenance reserve.......                                (128,107)        (128,107)
Surplus changes resulting from reinsurance....                              (2,073,155)      (2,073,155)
Net increase in asset valuation reserve.......                              (5,779,916)      (5,779,916)
                                                 ----------  ------------  -----------     ------------
Balances at December 31, 1996.................   $2,000,000  $137,398,292  $14,382,616     $153,780,908
                                                 ==========  ============  ===========     ============

                       See notes to financial statements.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                             STATEMENTS OF CASH FLOW

==========================================================================================================
                                                                         Year Ended December 31,
                                                             ---------------------------------------------
                                                                  1996            1995            1994
                                                                  ----            ----            ----
Cash flows from insurance activities:
   Premiums, annuity considerations and deposit funds .....  $ 780,710,735   $ 611,169,979   $ 600,336,507
   Investment income ......................................     42,413,736      36,912,131      26,762,114
   Commissions and expense allowances on
     reinsurance ceded ....................................     37,315,301     (22,118,484)    104,767,754
   Other income ...........................................     47,357,962      44,220,753      33,914,971
   Life claims ............................................     (6,900,438)     (4,420,866)     (3,397,937)
   Surrender benefits .....................................     (2,774,865)    (17,660,413)     (9,882,392)
   Annuity benefits .......................................   (424,511,908)   (276,163,436)   (173,227,230)
   Commissions, other expenses
     and taxes (excluding FIT) ............................    (78,968,214)    (57,714,112)    (63,448,237)
   Net transfers to separate accounts .....................   (307,856,562)   (231,230,812)   (435,548,833)
   Federal income taxes (excluding tax on capital gains) ..        682,025      (1,557,444)     (1,522,592)
   Increase in policy loans ...............................     (4,300,868)     (4,522,280)     (6,527,387)
   Other operating expenses and sources ...................      2,077,342      (8,945,084)      2,428,502
                                                             -------------   -------------   -------------
     NET CASH PROVIDED BY INSURANCE
       ACTIVITIES .........................................     85,244,246      67,969,932      74,655,240
                                                             -------------   -------------   -------------
Cash flows from investing activities:
   Proceeds from dispositions of investment securities ....    224,692,954      63,122,215     149,529,893
   Purchases of investment securities .....................   (309,590,319)   (118,543,796)   (230,182,416)
   Net proceeds from short-term investments ...............              0               0               0
   Federal income tax on capital gains ....................       (505,496)        992,810      (1,233,244)
                                                             -------------   -------------   -------------

     NET CASH USED IN INVESTING ACTIVITIES.................    (85,402,861)    (54,428,771)    (81,885,767)
                                                             -------------   -------------   -------------

    NET INCREASE (DECREASE) IN CASH .......................       (158,615)     13,541,161      (7,230,527)

    CASH AND SHORT-TERM INVESTMENTS,
      BEGINNING OF YEAR ...................................     17,983,654       4,442,493      11,673,020
                                                             -------------   -------------   -------------
    CASH AND SHORT-TERM INVESTMENTS,
      END OF YEAR .........................................  $  17,825,039   $  17,983,654   $   4,442,493
                                                             =============   =============   =============

                       See notes to financial statements.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

Note 1 -- Organization

     Organization: The Guardian Insurance & Annuity Company, Inc. (GIAC or the Company) is a wholly-owned subsidiary of The Guardian Life Insurance Company of America (The Guardian). The Company is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company's primary business is the sale of variable deferred annuity contracts and variable and term life insurance policies. For variable products other than 401(k) products, contracts are sold by insurance agents who are licensed by GIAC and are either Registered Representatives of Guardian Investor Services Corporation (GISC) or of broker-dealer firms which have entered into sales agreements with GIAC and GISC. The Company's general agency distribution system is used for the sale of other products and policies.

     Guardian Investor Services Corporation is a wholly-owned subsidiary of the Company. GISC is a registered broker-dealer under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Advisor's Act of 1940. GISC is the distributor and underwriter for GIAC's variable products, and the investment advisor to certain mutual funds sponsored by GIAC which are investment options for the variable products.

     Insurance Separate Accounts: The Company has established twelve insurance separate accounts primarily to support the variable annuity and life insurance products it offers. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders. In addition, certain variable annuity and variable life insurance contractholders may invest in The Guardian Real Estate Account. Participating interests in the real estate account are registered under the Securities Act of 1933. Of these separate accounts the Company maintains two separate accounts whose sole purpose is to fund certain employee benefit plans of The Guardian.

     The assets and liabilities of the separate accounts are clearly identified and distinct from the other assets and liabilities of the Company. The assets of the separate accounts will not be charged with any liabilities arising out of any other business of the Company. However, the obligations of the separate accounts, including the promise to make annuity and death benefit payments, remain obligations of the Company. Assets and liabilities of the separate accounts are stated primarily at the market value of the underlying investments and corresponding contractholders obligations.

Note 2 -- Summary of Significant Accounting Policies

     Basis of presentation of financial statements: The financial statements have been prepared on a comprehensive basis of accounting other than generally accepted accounting principles that is prescribed or permitted by the Insurance Department of the State of Delaware.

     Prior to 1996, these policies were considered generally accepted accounting principles ("GAAP") for mutual life insurance companies. However, in April, 1993, the Financial Accounting Standards Board issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which establishes a different definition of GAAP for mutual life insurance companies. Under this interpretation, financial statements of mutual life insurance companies for periods beginning after

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

December 15, 1995 which are prepared on the statutory basis of accounting are no longer characterized as being in conformity with GAAP. Financial statements prepared on a statutory basis vary from financial statements prepared on a GAAP basis because: (1) the costs relating to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred, whereas on a GAAP basis they would be recorded as assets and amortized over the future periods to be benefited; (2) life insurance and annuity reserves are based on statutory mortality and interest requirements, without consideration of withdrawals, whereas on GAAP basis they are on anticipated Company experience for lapses, mortality and investment yield; (3) life insurance enterprises are required to establish a formula-based asset valuation reserve (AVR) by a direct charge to surplus to offset potential investment losses; under GAAP, provisions for investments are established as needed through a charge to income; (4) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve (IMR) and amortized into investment income over the remaining life of the investment sold; for GAAP, such gains and losses are recognized in income at the time of sale; (5) bonds are carried principally at amortized cost for statutory reporting and at market value for GAAP; (6) annuity and certain insurance premiums are recognized as premium income, whereas for GAAP they are recognized as deposits; (7) deferred federal income taxes are not provided for temporary differences between tax and book assets and liabilities as they are under GAAP; (8) certain reinsurance transactions are accounted for as reinsurance for statutory purposes and as financing transactions under GAAP, and assets and liabilities are reported net of reinsurance for statutory purposes and gross of reinsurance for GAAP.

     The following reconciles the statutory net income of the Company as reported to regulatory authorities to consolidated GAAP net income:

                                                          For the Year Ended
                                                         1996           1995
                                                         ----           ----
Statutory net income .............................  $ 19,695,432   $  4,956,175
Adjustments to restate to the basis of GAAP:
  Statutory net income of subsidiaries ...........       142,201        298,534
  Capitalization of deferred policy acquisition
  costs...........................................    42,525,493     29,971,479
  Deferred premiums ..............................     4,096,976           --
  Re-estimation of future policy benefits ........    30,086,231        659,225
  Reinsurance ....................................   (36,696,036)    17,635,115
  Deferred federal income tax expense ............   (13,074,280)   (15,221,064)
  Elimination of interest maintenance reserve ....      (333,219)      (257,381)
  Other, net......................................    (6,094,192)      (759,141)
                                                    ------------   ------------
Consolidated GAAP net income......................  $ 40,348,606   $ 37,282,942
                                                    ============   ============

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

     The following reconciles the statutory capital and surplus of the Company as reported to the regulatory authorities to consolidated GAAP stockholder's equity:

                                                           December 31,
                                                  ------------------------------
                                                       1996            1995
                                                       ----            ----
Statutory capital and surplus ..................  $ 153,780,908   $ 141,877,927
Add (deduct) cumulative effect of adjustments:
  Deferred policy acquisition costs ............    221,475,216     185,237,251
  Elimination of asset valuation reserve .......     15,121,269       9,341,353
  Re-estimation of future policy benefits ......    (35,823,432)      5,870,371
  Establishment of deferred federal income tax .    (65,126,004)    (53,923,759)
  Other, net ...................................     33,178,992      (2,451,817)
                                                  -------------   -------------
Consolidated GAAP stockholder's equity .........  $ 322,606,949   $ 285,951,326
                                                  =============   =============

     The preparation of financial statements of insurance enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. As a provider of life insurance and annuity products, GIAC's operating results in any given period depend on estimates of policy reserves required to provide for future policyholder benefits. The development of policy reserves for insurance and investment contracts requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and, in many cases, state insurance laws which require specific mortality, morbidity, and investment assumptions to be used by the Company. Actual results could differ from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related reserve estimates.

     Valuation of investments: Investments in securities are recorded in accordance with valuation procedures established by the National Association of Insurance Commissioners (NAIC). Unrealized gains and losses on investments carried at market are recorded directly to unassigned surplus. Realized gains and losses on disposition of investments are determined by the specific identification method. Effective for 1996 financial statements, the NAIC requires and the Company has recorded the net gain from the operations of the separate accounts in the operations of the general account instead of surplus.

     Bonds: Bonds are valued principally at amortized cost. Mortgage backed bonds are carried at amortized cost using the interest method considering anticipated prepayments at the date of purchase. Significant changes in future anticipated cash flows from the original purchase assumptions are accounted for using the retrospective adjustment method with PSA standard prepayment rates.

     Investment in subsidiary: GIAC's investment in GISC is carried at equity in GIAC's underlying net assets. Undistributed earnings or losses are reflected as unrealized capital gains and losses directly in unassigned surplus. Dividends received from GISC are recorded as investment income and amounted to $9,500,000 in 1996, $6,700,000 in 1995 and $4,900,000 in 1994.

     Short-Term Investments: Short-term investments are stated at amortized cost and consist primarily of investments having maturities at the date of purchase of six months or less. Market values for such investments approximate carrying value.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

     Loans on Policies: Loans on policies are stated at unpaid principal balance. The carrying amount approximates fair value since loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

     Investment Reserves: In compliance with regulatory requirements, the Company maintains the Asset Valuation Reserve (AVR) and the Interest Maintenance Reserve (IMR). The AVR is intended to stabilize policyholders' surplus against market fluctuations in the value of equities and credit related declines in the value of bonds. Changes in the AVR are recorded directly to unassigned surplus. The IMR captures net after-tax realized capital gains which result from changes in the overall level on interest rates for fixed income investments and amortizes these net capital gains into income over the remaining stated life of the investments sold. The Company uses the group method of calculating the IMR, consistent with the prior year.

     Contract and Policy Reserves: Fixed deferred reserves represent the fund balance left to accumulate at interest under fixed annuity contracts that were offered directly by the Company, a fixed rate option that is offered to variable annuity contractowners and a single premium deferred annuity that is offered by the Company. The fixed annuity contracts are no longer offered by the Company.

     The estimated fair value of contractholder account balances within the fixed deferred reserves has been determined to be equivalent to carrying value as the current offering and renewal rates are set in response to current market conditions and are only guaranteed for one year.

     The interest rate credited on fixed annuity contracts included in fixed deferred reserves for 1996 and 1995 was 5.75% and 5.75%, respectively. The interest rates credited on the fixed rate option offered to certain variable annuity contractowners ranged from 5.25% to 5.50% during 1996. For the fixed rate option currently issued, the issue and renewal interest rates credited varies from month to month and ranged from 5.0% to 5.25% in 1996. For single premium deferred annuities the rates ranged from 5.0% to 5.75% in 1996. Fixed immediate reserves are a liability within the general account for those annuitants who have elected a fixed annuity payout option. The immediate contract reserve is computed using the 1971 IAM Table and a 4% discount rate.

     Minimum death benefit guarantees represent a reserve for term insurance to support guaranteed insurance amounts on variable life policies in the event of possible declines in separate account assets, assuming a 4% discount rate and mortality consistent with the 1958 or 1980 CSO Table applicable in the pricing of each policy.

     The loan collateral fund reserve is the cash value of loaned variable life policyowner account values. The reserve is credited with interest at 4% per annum for single premium variable life policyowners and 6.5% for annual pay variable life policyowners.

     Non-admitted Assets: Certain assets designated as "non-admitted assets" in accordance with rules and regulations of the Department of Insurance of the State of Delaware are charged directly to unassigned surplus. At December 31, 1996 and 1995 non-admitted assets consisted of agents' balances and miscellaneous receivables in the amounts of $123,785 and $84,575, respectively.

     Acquisition Costs: Commissions and other costs incurred in acquiring new business are charged to operations as incurred.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

     Premiums and Other Revenues: Premiums and annuity considerations are recognized for funds received on variable life insurance and annuity products. Corresponding transfers to/from separate accounts are included in the expenses.

     Revenue also include service fees from the separate accounts consisting of mortality and expense charges, annual administration fees, charges for the cost of term insurance related to variable life policies and penalties for early withdrawals. Services fees were not charged on separate account assets of $142.7 million and $117.7 million at December 31, 1996 and 1995, respectively, which represent investments in The Guardian's employee benefit plans.

     Federal Income Taxes: The provision for federal income taxes is based on income from operations currently taxable, as well as accrued market discount on bonds. Realized gains and losses are reported after adjustment for the applicable federal income taxes. The taxable portion of unrealized appreciation of the Company's separate account investments is also recorded.

     Other: Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the 1996 presentation.

Note 3 -- Federal Income Taxes

     The Company's federal income tax return is consolidated with its parent, The Guardian. The consolidated income tax liability is allocated among the members of the group according to a tax sharing agreement. In accordance with the tax sharing agreement between and among the parent and participating subsidiaries, each member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating losses and capital losses utilized in the consolidated group. Estimated payments are made between the members of the group during the year.

     A reconciliation of federal income tax expense, based on the prevailing corporate income tax rate of 35% for 1996, 1995 and 1994 to the federal income tax expense reflected in the accompanying financial statements is as follows:

                                                             Year Ended December 31,
                                                     ---------------------------------------
                                                        1996          1995          1994
                                                        ----          ----          ----
Income tax at prevailing corporate income tax rates
   applied to pretax statutory income .............  $ 8,270,274   $ 1,768,688   $ 1,357,924
Add (deduct) tax effect of:
   Adjustment for annuity and other reserves ......   (1,478,476)      337,668       141,295
   DAC Tax ........................................      867,731       666,260     1,575,953
   Dividend from subsidiary .......................   (3,325,000)   (2,345,000)   (1,715,000)
   Other-- net ....................................     (393,070)       12,051      (758,704)
                                                     -----------   -----------   -----------
Federal income taxes ..............................  $ 3,941,459   $   439,667   $   601,468
                                                     ===========   ===========   ===========

     The provision for federal income taxes includes deferred taxes in 1996, 1995 and 1994 of $353,051, $304,923 and $99,120, respectively, applicable to the difference between the tax basis and the financial statement basis of recording investment income relating to accrued market discount.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

Note 4 -- Investments

     The major categories of net investment income are summarized as follows:

                                                         Year Ended December 31,
                                               ---------------------------------------
                                                  1996          1995          1994
                                                  ----          ----          ----
Fixed maturities ............................  $28,234,145   $25,795,915   $19,949,553
Affiliated money market funds ...............      121,733       130,729        84,083
Subsidiary ..................................    9,500,000     6,700,000     4,900,000
Policy loans ................................    3,089,490     2,847,532     2,547,670
Short-term investments ......................    1,259,730     1,181,215       622,391
Joint venture dividend ......................      623,160       684,306       789,867
                                               -----------   -----------   -----------
                                                42,828,258    37,339,697    28,893,564
Less: Investment expenses ...................      461,356     1,046,099       983,958
                                               -----------   -----------   -----------
Net investment income .......................  $42,366,902   $36,293,598   $27,909,606
                                               ===========   ===========   ===========

     Net realized gains, less applicable federal income taxes and transfer to IMR, are summarized as follows:

                                                         Year Ended December 31,
                                               ---------------------------------------
                                                  1996          1995          1994
                                                  ----          ----          ----
   Realized capital gains (losses) ..........  $ 1,242,432   $ 1,323,447   $(3,994,715)
                                               -----------   -----------   -----------
Federal income tax expense (benefit):
   Current ..................................      829,610       622,821    (1,110,135)
   Deferred .................................     (394,759)      (42,290)     (248,068)
                                               -----------   -----------   -----------
   Total Federal income tax expense (benefit)      434,851       580,531    (1,358,203)
                                               -----------   -----------   -----------
Transfer to IMR .............................      800,041       400,461    (2,634,280)
                                               -----------   -----------   -----------
Net realized gains (losses) .................  $     7,540   $   342,455   $    (2,232)
                                               ===========   ===========   ===========

     The increase in unrealized appreciation (depreciation) on fixed maturity securities for the years ended December 31, 1996, 1995 and 1994 was $(9,080,348), $26,899,449 and $(23,246,030), respectively.

     The market values of bonds are based on quoted prices as available. For certain private placement debt securities where quoted market prices are not available, fair value is estimated by management using adjusted market prices for like securities.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

     The cost and estimated market values of investments by major investment category at December 31, 1996 and 1995 are as follows:

                                                             December 31, 1996
                                         ------------------------------------------------------
                                                           Gross        Gross        Estimated
                                                        Unrealized    Unrealized       Market
                                             Cost          Gains        Losses         Value
                                         ------------  ------------  ------------  ------------
U.S.  Treasury securities & obligations
   of U.S. government corporations
   and agencies .......................  $133,436,167  $    761,811  $    435,887  $133,762,091
Obligations of states and political
   subdivisions .......................    40,444,325       148,692        70,771    40,522,246
Debt securities issued by foreign
   governments ........................     3,491,091          --          65,431     3,425,660
Corporate debt securities .............   313,074,365     2,279,414     1,792,612   313,561,167
Common stock of subsidiary ............     9,398,292          --       1,651,649     7,746,643
Affiliated mutual funds ...............     2,755,672          --            --       2,755,672
                                         ------------  ------------  ------------  ------------
                                         $502,599,912  $  3,189,917  $  4,016,350  $501,773,479
                                         ============  ============  ============  ============

                                                             December 31, 1995
                                         ------------------------------------------------------
                                                           Gross        Gross        Estimated
                                                        Unrealized    Unrealized       Market
                                             Cost          Gains        Losses         Value
                                         ------------  ------------  ------------  ------------
U.S.  Treasury securities & obligations
   of U.S. government corporations
   and agencies .......................  $ 86,663,351  $  2,599,555  $       --    $ 89,262,906
Obligations of states and political
   subdivisions .......................     6,086,127       108,215         1,599     6,192,743
Debt securities issued by foreign
   governments ........................     8,061,711       537,479          --       8,599,190
Corporate debt securities .............   304,402,610     7,379,558       717,644   311,064,524
Common stock of subsidiary ............     9,398,292          --       1,793,850     7,604,442
Affiliated mutual funds ...............     2,633,939          --            --       2,633,939
                                         ------------  ------------  ------------  ------------
                                         $417,246,030  $ 10,624,807  $  2,513,093  $425,357,744
                                         ============  ============  ============  ============

     At December 31, 1996, the amortized cost and estimated market value of debt securities, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

                                                                      Estimated
                                                        Amortized       Market
                                                           Cost         Value
                                                      ------------  ------------
Due in one year or less ............................  $ 64,861,358  $ 65,045,326
Due after one year through five years ..............   286,602,923   287,118,976
Due after five years through ten years .............    74,354,923    74,503,267
Due after ten years ................................    25,247,736    25,461,329
                                                      ------------  ------------
                                                       451,066,940   452,128,898
Sinking fund bonds
   (including Collateralized Mortgage Obligations) .    39,379,008    39,142,266
                                                      ------------  ------------
                                                      $490,445,948  $491,271,164
                                                      ============  ============

     During 1996, proceeds from sales of investments in debt securities were $224,681,546 and gross gains of $2,029,373 and losses of $798,350 were realized on these sales.

Note 5 -- Reinsurance Ceded

     The Company enters into coinsurance, modified coinsurance and yearly renewable term agreements with The Guardian and outside parties to provide for reinsurance of selected variable annuity contracts and group life and individual life policies. Under the terms of the modified coinsurance agreements, reserves related to the reinsurance business and corresponding assets are held by the Company. Accordingly, policy reserves include $767,937,702 and $355,264,470 at December 31, 1996 and 1995, respectively, applicable to policies reinsured under modified coinsurance agreements. The reinsurance contracts do not relieve the Company of its primary obligation for policyowner benefits. Failure of reinsurers to honor their obligations could result in losses to the Company.

     The effect of these agreements on the components of the Company's gain from operations in the accompanying statements of operations are as follows:

                                                      Year Ended December 31
                                          ---------------------------------------------
                                               1996            1995            1994
                                               ----            ----            ----
Premiums and deposits ..................  ($ 83,250,212)  ($ 41,212,253)  ($157,953,149)
Net investment income ..................        (61,779)           --              --
Commission and expense allowances ......     14,508,839      10,057,974      19,542,388
Reserve adjustments ....................     30,636,445     (32,192,749)     84,062,188
Other income ...........................        (25,000)           --              --
                                          -------------   -------------   -------------
  Revenues .............................    (38,191,707)    (63,347,028)    (54,348,573)

Policyholder benefits ..................    (26,873,945)    (57,577,405)    (60,707,011)
Increase in aggregate reserves .........     (5,658,260)    (11,909,990)    (16,349,743)
Reinsurance terminations ...............    (15,470,015)     11,002,701       3,517,681
General expenses .......................        (81,667)        (48,640)           --
                                          -------------   -------------   -------------
  Deductions ...........................    (48,083,887)    (58,533,334)    (73,539,073)
                                          -------------   -------------   -------------
Net income (loss) from reinsurance
  ceded ................................  $   9,892,180   ($  4,813,694)  $  19,190,500
                                          =============   =============   =============

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

Note 6 -- Reinsurance Assumed

     The Company has entered into various coinsurance agreements with non-affiliated and affiliated companies. The Company assumes certain life and disability income policies.

     The effect of these agreements on the components of the Company's gain from operations in the accompanying statements of operations are as follows:

                                              Year Ended December 31
                                     ------------------------------------------
                                         1996           1995           1994
                                         ----           ----           ----
Premiums and deposits .............  $ 41,133,358   $  7,153,623   $ 21,245,974
Net investment income .............        94,657         62,847           --
Other income ......................       375,404         32,528         13,163
                                     ------------   ------------   ------------
  Revenues ........................    41,603,419      7,248,998     21,259,137

Policyholder benefits .............     8,076,053      5,086,702         13,163
Increase in aggregate reserves ....    31,556,908       (357,463)    21,192,811
Reinsurance expenses ..............      (452,476)     1,451,058      8,503,485
Other expenses ....................       551,319         54,043           --
                                     ------------   ------------   ------------
  Deductions ......................    39,731,804      6,234,340     29,709,459
                                     ------------   ------------   ------------
Net income (loss) from reinsurance
  assumed .........................  $  1,871,615   $  1,014,658   ($ 8,450,322)
                                     ============   ============   ============

Note 7 -- Related Party Transactions

     A major portion of the Company's business is produced by the registered representatives of the Guardian Investor Services Corporation (GISC), a wholly owned subsidiary of the Company. During 1996, 1995 and 1994, premium and annuity considerations produced by GISC amounted to $528,353,595, $400,148,692 and $482,872,000, respectively. The related commissions paid to GISC amounted to $1,851,468, $1,409,708 and $1,709,799 for 1996, 1995 and 1994, respectively.

     The Company is billed by The Guardian for all compensation and related employee benefits for those employees of The Guardian who are engaged in the Company's business and for the Company's use of The Guardian's centralized services and agency force. The amounts charged for these services amounted to $41,129,644 in 1996, $24,989,111 in 1995 and $14,055,494 in 1994, and, in the
opinion of management, were considered appropriate for the services rendered.

     The Company has an investment in the Guardian Real Estate Account (GREA), which was established in 1987 under Delaware Insurance law as an insurance company separate account. GIAC has contributed capital to GREA from time to time to provide funds for acquisitions and to preserve liquidity. At December 31, 1996 GIAC's investment amounts to $5,803,339 and maintains a 40% ownership of GREA.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

     A significant portion of the Company's separate account assets are invested in affiliated mutual funds. These funds consist of The Guardian Park Avenue Fund, The Guardian Bond Fund, The Guardian Stock Fund, The Guardian Cash Fund, The Guardian Baillie Gifford International Fund, The Guardian Asset Allocation Fund, The Guardian Investment Quality Bond Fund and The Guardian Cash Management Fund. Each of these funds has an investment advisory agreement with GISC, except for The Guardian Baillie Gifford International Fund. The investments as of December 31, 1996 and 1995 are as follows:

                                                        1996            1995
                                                        ----            ----
The Guardian Park Avenue Fund ..................  $  251,812,050  $  214,919,292
The Guardian Bond Fund .........................     354,316,320     374,461,581
The Guardian Stock Fund ........................   2,226,887,181   1,615,270,799
The Guardian Cash Fund .........................     378,321,710     356,820,089
The Guardian Baillie Gifford International
  Fund .........................................          19,720            --
The Guardian Asset Allocation Fund .............          46,623            --
The Guardian Investment Quality Bond Fund ......           9,385            --
The Guardian Cash Management Fund ..............       3,113,523            --
                                                  --------------  --------------
                                                  $3,214,526,512  $2,561,471,761
                                                  ==============  ==============

     During November 1990, the Company entered into an agreement with Baillie Gifford Overseas Ltd. to form a joint venture company - Guardian Baillie Gifford Ltd. (GBG) - which is organized as a corporation in Scotland. GBG is registered in both the United Kingdom and the United States to act as an investment advisor for the Baillie Gifford International Fund (BGIF), the Baillie Gifford Emerging Markets Fund (BGEMF) and the Guardian Baillie Gifford International Fund (GBGIF). The Funds are offered in the U.S. as investment options under certain variable annuity contracts and variable life policies. The amount of the Company's separate account assets invested in the Funds as of December 31, 1996 and 1995 was $446,466,741 and $334,281,959, respectively.

     The Company maintains an investment in an affiliated money market mutual fund, The Guardian Cash Management Fund. At December 31, 1996 and 1995 this amounted to $2,755,672 and $2,633,939, respectively.

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996 -- Continued

Note 8 -- Separate Accounts

     The following represents a reconciliation of net transfers from GIAC to the separate accounts. Transfers are reported in the Summary of Operations of the Separate Account Statement:

                                               1996            1995            1994
                                               ----            ----            ----
Transfers to separate accounts .........  $ 767,741,428   $ 582,715,569   $ 688,657,147
Transfers from separate accounts .......   (518,683,141)   (398,531,802)   (288,606,548)
                                          -------------   -------------   -------------
  Net transfers to separate accounts ...    249,058,287     184,183,767     400,050,599
                                          -------------   -------------   -------------
Reconciling Adjustments:
Mortality & expense guarantees-- Annuity     54,119,656      41,474,872      31,629,838
Mortality & expense guarantees-- VLI ...      1,687,711       1,571,955       1,341,318
Administrative fees-- VA only ..........      2,967,120       3,513,459       2,752,950
Cost of collection-- VLI ...............      4,844,028       4,232,564       3,828,702
                                          -------------   -------------   -------------
  Total adjustments ....................     63,618,515      50,792,850      39,552,808
                                          -------------   -------------   -------------
Transfers as reported in the Summary of
  Operations of GIAC ...................  $ 312,676,802   $ 234,976,617   $ 439,603,407
                                          =============   =============   =============

Note 9 -- Annuity Actuarial Reserves and Deposit Liabilities

     The following describes withdrawal characteristics of annuity actuarial reserves and deposit liabilities:

                                            Year Ending 1996       Year Ending 1995
                                          --------------------   --------------------
                                             Amount       %         Amount        %
                                          ------------  ------   ------------  ------
Subject to discretionary withdrawal
   with market value adjustment ........  $ 44,480,214   10.22%  $ 39,471,103   10.27%
   total with adjustment or at
     market value ......................    44,480,214   10.22     39,471,103   10.27
   at book value without adjustment
     (minimal or no charge or
     adjustment) .......................   302,433,090   69.45    260,636,570   67.81
Not subject to discretionary withdrawal     88,546,538   20.33     84,263,477   21.92
                                          ------------  ------   ------------  ------
Total (gross) ..........................   435,459,842  100.00    384,371,150  100.00
Reinsurance ceded ......................         4,879    0.00           --      0.00
                                          ------------  ------   ------------  ------
Total ..................................  $435,454,963  100.00%  $384,371,150  100.00%
                                          ============  ======   ============  ======

     This does not include $5,098,658,097 and $4,046,768,087 of non-guaranteed annuity reserves held in separate accounts, and $2,927,130 and $1,500,869 at December 31, 1996 and 1995, respectively, in annuity reserves being held as a loan collateral fund for loans on certain annuity contracts.

                        REPORT OF INDEPENDENT ACCOUNTANTS

February 11, 1997

To the Board of Directors of
The Guardian Insurance &  Annuity Company, Inc.

     We have audited the accompanying balance sheets of The Guardian Insurance & Annuity Company, Inc. as of December 31, 1996 and 1995, and the related statements of operations, of changes in common stock and surplus and of cash flows for the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 2, these financial statements were prepared in conformity with accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis of accounting), which is a comprehensive basis of accounting other than generally accepted accounting principles. Accordingly, the financial statements are not intended to represent a presentation in accordance with generally accepted accounting principles. The effects on the financial statements of the variances between such practices and generally accepted accounting principles are material and are described in Note 2.

     In our report dated February 9, 1996, we expressed an opinion that the 1995 financial statements, prepared using accounting practices prescribed or permitted by insurance regulatory authorities, were presented fairly, in all material respects, in conformity with generally accepted accounting principles. As described in Note 2 to these financial statements, pursuant to pronouncements of the Financial Accounting Standards Board, financial statements of mutual life insurance companies and their wholly owned stock insurance company subsidiaries are no longer considered presentations in conformity with generally accepted accounting principles. Accordingly, our present opinion on the presentation of the 1995 financial statements, as presented herein, is different from that expressed in our previous report.

     In our opinion, the financial statements referred to above (1) do not present fairly in conformity with generally accepted accounting principles, the financial position of The Guardian Insurance & Annuity Company, Inc. at December 31, 1996 and 1995, or the results of its operations or its cash flows for the three years in the period ended December 31, 1996, because of the effects of the variances between the statutory basis of accounting and generally accepted accounting principles, and (2) present fairly, in all material respects, its financial position and the results of its operations and its cash flows, in conformity with accounting practices prescribed or permitted by insurance authorities.


/s/ Price Waterhouse LLP

                         The Guardian Separate Account E

                            PART C. OTHER INFORMATION

Item 24.          Financial Statements and Exhibits

     (a) The following financial statements have been incorporated by reference or are included in Part B:

          (1) The Guardian Separate Account D (incorporated by reference into Part B):
               Statement of Assets and Liabilities as of December 31, 1996 Combined Statement of Operations for the Year Ended December 31, 1996
               Combined Statements of Changes in Net Assets for the Two Years Ended December 31, 1996 and 1995
               Notes to Financial Statements
               Report of Price Waterhouse LLP, Independent Accountants

          (2)  The Guardian Insurance & Annuity Company, Inc. (included in Part
               B):
               Statutory Basis Balance Sheets as of December 31, 1996 and 1995 Statutory Basis Statements of Operations for the Three Years Ended December 31, 1996, 1995 and 1994
               Statutory Basis Statements of Changes in Common Stock and Surplus for the Three Years Ended December 31, 1996, 1995 and 1994 Statutory Basis Statements of Cash Flows for the Three Years Ended December 31, 1996, 1995 and 1994

               Notes to Statutory Basis Financial Statements
               Report of Price Waterhouse LLP, Independent Accountants

     (b)      Exhibits
              Number            Description
              ------            -----------

              1                 Resolutions of the Board of Directors of The
                                Guardian Insurance & Annuity Company, Inc.
                                establishing Separate Account E(1)
              2                 Not Applicable
              3                 Underwriting and Distribution Contracts:
                                (a) Distribution and Service Agreement
                                      between The Guardian Insurance &
                                      Annuity Company, Inc. and Guardian
                                      Investor Services Corporation, as
                                      amended(1)
                                (b) Form of Broker-Dealer Supervisory and
                                      Service Agreement
              4                 Specimen of Variable Annuity Contract
              5                 Form of Application for Variable Annuity
                                Contract
              6                 (a) Certificate of Incorporation of The
                                      Guardian Insurance & Annuity Company,
                                      Inc.(1)
                                (b) By-laws of The Guardian Insurance &
                                      Annuity Company, Inc(1)
              7                 Not Applicable
              8                 Amended and Restated Agreement for Services
                                and Reimbursement Therefor, between The
                                Guardian Life Insurance Company of America
                                and The Guardian Insurance & Annuity
                                Company, Inc.
              9                 Opinion and Consent of Counsel
              10                (a)  Consent of Price Waterhouse LLP
              11                Not Applicable
              12                Not Applicable
              13                (a) Powers of Attorney executed by a
                                      majority of the Board of Directors and
                                      certain principal officers of The
                                      Guardian Insurance & Annuity Company,
                                      Inc.(1)
                                (c) Schedule for Computation of Performance
                                      Quotations(2)
              27                Not Applicable

-------------------
(1) Incorporated by reference to the Registration Statement on Form N-4, (Reg. No. 333-21975), as previously filed.

(2) Incorporated by reference to the Registration Statement on Form N-4, (Reg. No. 333-21975), as previously filed.

Item 25.          Directors and Officers of the Depositor

         The following is a list of each director and officer of The Guardian Insurance & Annuity Company, Inc. ("GIAC"), the depositor of the Registrant. The principal business address of each director and officer is 201 Park Avenue South, New York, New York 10003.

              Name                      Positions with GIAC
              ----                      -------------------

              Joseph D. Sargent         President & Chief Executive Officer
              John M. Smith             Executive Vice President & Director
              Edward K. Kane            Senior Vice President, General Counsel
                                         & Director
              Frank J. Jones            Executive Vice President, Chief
                                          Investment Officer & Director
              Philip H. Dutter          Director
              Arthur V. Ferrara         Director
              Leo R. Futia              Director
              Peter L. Hutchings        Director
              William C. Warren         Director
              Charles E. Albers         Vice President, Equity Securities
              John M. Fagan             Vice President
              Charles G. Fisher         Vice President & Actuary
              William C. Frentz         Vice President, Real Estate
              Thomas R. Hickey, Jr.     Vice President, Operations
              Ryan W. Johnson           Vice President, Equity Sales
              Gary B. Lenderink         Vice President, Group Pensions
              Frank L. Pepe             Vice President & Controller
              Richard T. Potter, Jr.    Vice President and Counsel
              Donald P. Sullivan, Jr.   Vice President
              Joseph A. Caruso          Secretary
              Karen Dickinson           Assistant Secretary
              Earl Harry                Treasurer
              Ann T. Kearney            Second Vice President
              Alexander M. Grant, Jr.   Second Vice President
              Raymond J. Henry          Second Vice President
              Paul Iannelli             Assistant Vice President
              Peggy L. Coppola          Assistant Vice President
              Richard A. Cumiskey       Assistant Vice President &
                                          Compliance Officer
              Michael Brandle           Director, Variable Conrracts
                                          Administration

Item 26.          Persons Controlled by or under Common Control with Registrant

         The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America ("Guardian Life"), the parent company of GIAC, the Registrant's depositor, as of July 31, 1997:

                                         State of                  Percent of
                                       Incorporation           Voting Securities
         Name                         or Organization                Owned
         ----                         ---------------          -----------------

The Guardian Insurance &                  Delaware                   100%
  Annuity Company, Inc.
Guardian Asset Management                 Delaware                   100%
  Corporation
Guardian Reinsurance Services, Inc.       Connecticut                100%
Managed Dental Care, Inc.                 California                 100%
Physicians Health Services Inc.           Delaware                    14%
Private Healthcare Systems, Inc.          Delaware                    14%
The Guardian Tax-Exempt Fund              Massachusetts               86%
The Guardian Baillie Gifford              Massachusetts               30%
  International Fund (A)
The Guardian Investment Quality           Massachusetts               52%
  Bond Fund (A)
The Guardian Asset Allocation Fund        Massachusetts               17%
Baillie Gifford Emerging Markets Fund     Maryland                    23%
Baillie Gifford International Fund        Maryland                    15%
The Guardian Park Avenue Small Cap Fund   Massachusetts               57%
The Guardian Baillie Gifford              Massachusetts               94%
  Emerging Markets Fund

         The following list sets forth the persons directly controlled by GIAC or other affiliates of Guardian Life and, thus, indirectly controlled by Guardian Life, as of July 31, 1997:

                                                                 Approximate
                                                            Percentage of Voting
                                           Place of           Securities Owned
                                        Incorporation         by Guardian Life
         Name                          or Organization           Affiliates
         ----                          ---------------       -------------------

Guardian Investor Services
  Corporation                              New York                  100%
Guardian Baillie Gifford Ltd.              Scotland                   51%
First International Life
  Insurance Company                        Delaware                  100%
The Guardian Cash Fund, Inc.               Maryland                  100%
The Guardian Bond Fund, Inc.               Maryland                  100%
The Guardian Stock Fund, Inc.              Maryland                  100%
GIAC Funds, Inc.                           Maryland                  100%

Item 27. Number of Contractowners

         Type of Contract              As of July 31, 1997
         ----------------              -------------------

         Non-Qualified ..............           0
         Qualified ..................           0
                                               --
                 Total ..............           0

Item 28.          Indemnification

      The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person's capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

      No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.          Principal Underwriters

                  (a) Guardian Investor Services Corporation ("GISC") is the principal underwriter of the Registrant's variable annuity contracts and it is also the principal underwriter of shares of The Guardian Bond Fund, Inc.; The Guardian Stock Fund, Inc.; The Guardian Cash Fund, Inc.; The Park Avenue Portfolio, a series trust consisting of the following eight series: The Guardian Cash Management Fund, The Guardian Park Avenue Fund, The Guardian Investment Quality Bond Fund, The Guardian Tax-Exempt Fund, The Guardian Asset Allocation Fund, The Guardian Park Avenue Small Cap Fund, The Guardian Baillie Gifford International Fund and The Guardian Baillie Gifford Emerging Markets Fund and GIAC Funds, Inc. a series fund consisting of Baillie Gifford International Fund, Baillie Gifford Emerging Markets Fund and The Guardian Small Cap Stock Fund. All of the aforementioned funds and the series trust are registered with the SEC as open-end management investment companies under the Investment Company Act of 1940, as amended ("1940 Act"). In addition, GISC is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts, The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E and The Guardian Separate Account K, which are all registered as unit investment trusts under the 1940 Act.

                  (b) The following is a list of each director and officer of GISC. The principal business address of each person is 201 Park Avenue South, New York, New York 10003.

                  Name                             Position(s) with GISC
                  ----                             ---------------------

                  John M. Smith                    President & Director
                  Arthur V. Ferrara                Director
                  Leo R. Futia                     Director
                  Peter L. Hutchings               Director
                  Edward K. Kane                   Senior Vice President,
                                                     General Counsel & Director
                  Philip H. Dutter                 Director
                  Joseph D. Sargent                Director
                  William C. Warren                Director
                  Frank J. Jones                   Director
                  Charles E. Albers                Executive Vice President
                  Nikolaos D. Monoyios             Vice President
                  John M. Fagan                    Vice President
                  Ryan W. Johnson                  Vice President & National
                                                     Sales Director
                  Thomas R. Hickey, Jr.            Vice President, Operations
                  Frank L. Pepe                    Vice President & Controller
                  Richard T. Potter, Jr.           Vice President and Counsel
                  Donald P. Sullivan, Jr.          Vice President

                  Name                            Position(s) with GISC
                  ----                            ---------------------

                  Kevin S. Alter                  Second Vice President
                  Alexander M. Grant, Jr.         Second Vice President
                  Ann T. Kearney                  Second Vice President
                  Peggy L. Coppola                Assistant Vice President
                  Richard A. Cumiskey             Assistant Vice President, &
                                                    Compliance Officer
                  Earl Harry                      Treasurer
                  Joseph A. Caruso                Secretary
                  Karen Dickinson                 Assistant Secretary
                  Paul Iannelli                   Assistant Controller
                  Carol M. Cramer                 Director, Administrative
                                                    Support
                  Scott E. Horowitz               Director, Systems Support
                  Georgia Gaidula                 Director, Broker-Dealer
                                                    Operations
                  Grace Nunez                     Director, Agency Sales Support
                  Rose Belza                      Director, Fund & Broker-
                                                    Dealer Accounting

Item 30.          Location of Accounts and Records

                  Most of the Registrant's accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant's corporate records are also maintained by GIAC but are located at its Executive Office, 201 Park Avenue South, New York, New York 10003.

Item 31.          Management Services

                  None.

Item 32.          Undertakings

(a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

(b) The Registrant hereby undertakes to include, as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

(c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Guardian Separate Account E has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 29th day of August, 1997.


                                            The Guardian Separate Account E
                                            (Registrant)

                                            By: THE GUARDIAN INSURANCE & ANNUITY
                                                   COMPANY, INC.
                                                   (Depositor)


                                            By: /s/ Thomas R. Hickey, Jr.
                                                --------------------------------
                                                Thomas R. Hickey, Jr.
                                                Vice President

          As required by the Securities Act of 1933, this Registration Statement has been signed by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

/s/ Joseph D. Sargent*                      President, Chief Executive
-----------------------------------           Officer and Director
Joseph D. Sargent
(Principal Executive Officer)

/s/ Frank J. Jones*                         Executive Vice President, Chief
-----------------------------------           Investment Officer and Director
Frank J. Jones
(Principal Financial Officer)

/s/ Frank L. Pepe                           Vice President and Controller
-----------------------------------
Frank L. Pepe
(Principal Accounting Officer)

/s/ John M. Smith*                          Executive Vice President
-----------------------------------           and Director
John M. Smith

/s/ Arthur V. Ferrara*                      Director
-----------------------------------
Arthur V. Ferrara

/s/ William C. Warren*                      Director
-----------------------------------
William C. Warren

/s/ Edward K. Kane*                         Senior Vice President,
-----------------------------------           General Counsel and Director
Edward K. Kane

/s/ Leo R. Futia*                           Director
-----------------------------------
Leo R. Futia

/s/ Philip H. Dutter*                       Director
-----------------------------------
Philip H. Dutter

/s/ Peter L. Hutchings*                     Director
-----------------------------------
Peter L. Hutchings


By /s/ Thomas R. Hickey, Jr.               Date: August 29, 1997
   --------------------------------
        Thomas R. Hickey, Jr.
     Vice President
*  Pursuant to a Power of Attorney

                                  Exhibit Index

Number            Description

10                Consent of Price Waterhouse LLP